Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

INTERNATIONAL FLAVORS & FRAGRANCES INC.

ICON NEWCO LTD.

and

FRUTAROM INDUSTRIES LTD.

Dated as of May 7, 2018

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APPENDICES

Appendix A             Definitions

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INDEX OF DEFINED TERMS

Term	Section
102 Amounts	2.3(h)(i)
102 Trustee	Appendix A
Affiliate	Appendix A
Aggregate Stock Consideration	2.1(b)(ii)
Agreement	Preamble
Anti-Corruption Laws	3.20(a)
Antitrust Laws	3.5(b)
Articles of Association	3.1
Book-Entry Shares	2.1(a)(i)
Bridge Financing	4.16(a)
Business Day	Appendix A
Cash Consideration	2.1(a)(i)
Certificate of Merger	1.3
Certificates	2.1(a)(i)
Closing	1.2
Closing Date	1.2
Code	Appendix A
Commitment Letter	4.16(a)
Companies Registrar	1.3
Company	Preamble
Company 102 Options	2.3(h)(i)
Company 102 Shares	2.3(a)
Company Acquisition Proposal	Appendix A
Company Adverse Recommendation Change	5.8(b)
Company Benefit Plan	Appendix A
Company Board	Recitals
Company Capitalization Date	3.2(a)
Company Disclosure Letter	Appendix A
Company Equity Awards	Appendix A
Company Equity Plan	Appendix A
Company Intervening Event	Appendix A
Company Leased Real Property	Appendix A
Company Material Adverse Effect	Appendix A
Company Material Contract	3.14(a)
Company Option	2.2(a)
Company Ordinary Share	2.1(a)(i)
Company Ordinary Shares	2.1(a)(i)
Company Owned Intellectual Property Rights	Appendix A
Company Owned Real Property	Appendix A
Company Permits	3.10(a)
Company Recommendation	Appendix A
Company Registered Intellectual Property Rights	3.16(a)
Company Related Parties	7.3(c)

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Company Reporting Documents	3.6(a)
Company Restricted Stock Award	2.2(c)
Company Shareholder Approval	3.4
Company Shareholders	3.11
Company Shareholders’ Meeting	5.3(c)
Company Specified Representations	6.2(a)
Company Superior Proposal	Appendix A
Company Termination Fee	Appendix A
Confidentiality Agreement	Appendix A
Consent	3.5(b)
Continuation Period	5.11(a)
Contract	Appendix A
Control	Appendix A
Covered Employees	5.11(a)Appendix A
D&O Indemnified Parties	5.9(a)
Definitive Agreements	5.14(d), 5.14(a)
EDGAR	Article III
Effective Time	1.3
Environmental Laws	Appendix A
ERISA	Appendix A
Exchange Act	Appendix A
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Exchange Ratio	2.1(a)(i)
Exchange Ratio Reduction Number	2.1(b)(ii)
FCPA	Appendix A
Form S-4	3.11
GAAP	Appendix A
Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HSR Act	Appendix A
ICL	Recitals
IFRS	Appendix A
Indebtedness	Appendix A
Information Agent	2.3(a)
Intellectual Property Rights	3.16(b)
Interim Option Tax Ruling	5.15(a)
IRS	Appendix A
ISA	Appendix A
ISL	Appendix A
Israeli Investment Center	Appendix A
IT Assets	Appendix A
ITA	2.4(a)
Knowledge	Appendix A
Labor Agreement	Appendix A
Law	Appendix A

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Lenders	4.16(a)
Lien	Appendix A
LSE	Appendix A
MAGNA	Article III
Material Customers	3.15(b)
Material Vendors	3.15(a)
Maximum Share Number	2.1(b)(ii)
Merger	Recitals
Merger Amounts	4.16(c)
Merger Consideration	2.1(a)(i)
Merger Proposal	5.4(a)
Merger Sub	Preamble
Merger Sub Board	Recitals
Net Option Share	2.2(a)
NYSE	Appendix A
OCS	Appendix A
OCS Notice	Appendix A
Option Consideration	2.2(a)
Options Tax Ruling	5.15(a)
Order	Appendix A
Ordinance	Appendix A
Parent	Preamble
Parent Benefit Plan	Appendix A, 5.11(c)
Parent Board	Recitals
Parent Capitalization Date	4.2(a)
Parent Common Stock	2.1(a)(i)
Parent Disclosure Letter	Appendix A
Parent Equity Awards	Appendix A
Parent Material Adverse Effect	Appendix A
Parent Organizational Documents	Appendix A
Parent Permits	4.10(a)
Parent SEC Documents	4.6(a)
Parent Specified Representations	6.3(a)
Parent Stock Issuance	5.3(a)
Parent Stock Price	Appendix A
Payoff Letters	Section 5.14(g)
Payor	2.4(a)
Permitted Lien	Appendix A
Person	Appendix A
Proceedings	Appendix A
Proxy Statement	3.11
Real Property Lease	3.18(b)
Release	Appendix A
Representative	Appendix A
Restricted Stock Consideration	Section 2.2(c)
Sarbanes-Oxley Act	Appendix A

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SEC	Appendix A
Section 14 Arrangement	Section 3.12(f)
Securities Act	Appendix A
Senior Employee	5.1(e)
Subsidiary	Appendix A
Surviving Company	1.1
TASE	Appendix A
Tax	Appendix A
Tax Returns	Appendix A
Taxes	Appendix A
Termination Date	7.1(b)(i)
Trading Day	Appendix A
Treasury Regulations	Appendix A
Unvested Company Option	2.2(b)
Unvested Company Restricted Stock Award	2.2(d)
Valid Tax Certificate	Appendix A
VAT	Section 3.13(m)
Vested Company Option	2.2(a)
Vested Company Restricted Stock Award	2.2(c)
VWAP	Appendix A
Withholding Drop Date	2.4(b)
Withholding Tax Ruling	5.15(b)

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THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 7, 2018, is made by and among International Flavors & Fragrances Inc., a New York corporation (“Parent”), Icon Newco Ltd., a company organized under the laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”), and Frutarom Industries Ltd., a company organized under the laws of the State of Israel (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them herein.

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), the Company (the “Company Board”) and Merger Sub (the “Merger Sub Board”) have approved, the sole shareholder of Merger Sub has approved and, in the case of the Company Board and the Merger Sub Board, declared advisable, fair and in the best interests of such entity and its respective shareholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”);

WHEREAS, the Company Board and the Merger Sub Board have determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Company (as defined below) will be unable to fulfill the obligations of the Company or the Merger Sub, as applicable, to its creditors;

WHEREAS, the Company Board has unanimously resolved to recommend that the Company’s shareholders approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, as a condition to the willingness of Parent to enter into this Agreement and as an inducement in consideration therefor, concurrently with the execution and delivery of this Agreement, Parent and certain shareholders of the Company are entering into a Voting Agreement pursuant to which each such shareholder is agreeing, subject to the terms and conditions thereof, to vote its Company Ordinary Shares in favor of the approval of the Merger, this Agreement and the transactions contemplated by this Agreement; and

WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) and shall (a) become a wholly owned Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 1.2 The Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at the offices of Naschitz, Brandes, Amir & Co., 5 Tuval Street, Tel Aviv, Israel, at 9:00 a.m. (local time), on a date to be specified by the parties hereto, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by action to be taken at the Closing, but subject to the satisfaction or waiver by the party entitled to waive such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”).

Section 1.3 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger which shall inform the Companies Registrar that all conditions to the Merger under the ICL and this Agreement have been met and set forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 1.5 Articles of Association. The articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until thereafter amended as provided by Law and such articles of association and, in each case, subject to Section 5.9.

Section 1.6 Board of Directors; Officers. The members of the Merger Sub Board immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time (other than the members of the Company Board) shall, from and after the Effective Time, be the officers of the Surviving Company, in each case to hold office in accordance with the articles of association of the Surviving Company until the earlier of their respective death, resignation or removal or until their respective successors are duly elected, designated and qualified.

Section 1.7 Operations. For a period of at least three (3) years from the Effective Time, Parent and the Surviving Company intend to maintain the Surviving Company’s research and development and manufacturing presence in Israel at substantially the same levels as such activities are conducted immediately prior to the Effective Time.

ARTICLE II

EFFECT OF THE MERGER ON SHARE CAPITAL; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Securities.

(a) Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Conversion of Company Securities. Each ordinary share, par value one New Israeli Shekel (NIS 1.00) per share, of the Company (each, a “Company Ordinary Share” and collectively, the “Company Ordinary Shares”) issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(a)(ii) or to be converted in accordance with Section 2.1(a)(iii)) shall be converted into the right to receive from Parent, in accordance with the terms of this Agreement, (A) $71.19 per share in cash (such amount of cash, the “Cash Consideration”) and (B) 0.2490 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.125 per share, of Parent (the “Parent Common Stock”) (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.1(c)) (such shares of Parent Common Stock and any such cash in lieu of fractional shares, together with the Cash Consideration, the “Merger Consideration”), in each case without interest and subject to applicable Tax withholding. Each Company Ordinary Share to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(i) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented such Company Ordinary Shares, shall cease to have any rights with respect to such Company Ordinary Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.3, the Merger Consideration.

(ii) Cancellation of Treasury Stock (Dormant Shares) and Parent-Owned Company Ordinary Shares. Each Company Ordinary Share held by the Company as treasury stock (dormant shares) or held directly or indirectly by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be due or delivered in exchange therefor or in respect thereof.

(iii) Company Ordinary Shares Held by Subsidiaries. Each Company Ordinary Share issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Subsidiary of the Company shall be converted into and become such number of fully paid and nonassessable ordinary shares, par value one New Israeli Shekel (NIS 1.00) per share, of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(iv) Conversion of Merger Sub Share Capital. Each ordinary share, par value one New Israeli Shekel (NIS 1.00) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid ordinary share, par value one New Israeli Shekel (NIS 1.00) per share, of the Surviving Company and, together with the ordinary shares referred to in Section 2.1(a)(iii), shall constitute the only outstanding share capital of the Surviving Company.

(b) Adjustments.

(i) Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding shares of Parent Common Stock or Company Ordinary Shares shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Ordinary Shares the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(b) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(ii) If the aggregate number of shares of Parent Common Stock to be issued pursuant to this Agreement (including pursuant to this Section 2.1 and pursuant to Section 2.2) (the “Aggregate Stock Consideration”) would exceed 19.9% of the issued and outstanding shares of Parent Common Stock immediately prior to the entry into this

Agreement (as set forth on Section 2.1(b) of the Parent Disclosure Letter), rounded down to the nearest whole share (the “Maximum Share Number”), (i) the Exchange Ratio shall be reduced (the amount of such reduction, the “Exchange Ratio Reduction Number”) by the minimum extent necessary such that the Aggregate Stock Consideration does not exceed the Maximum Share Number and (ii) the Cash Consideration for all purposes under this Agreement will be increased on a per share basis by an amount in cash equal to the Exchange Ratio Reduction Number multiplied by the Parent Stock Price.

(c) Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Ordinary Shares pursuant to Section 2.1(a)(i), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares that a holder of Company Ordinary Shares would be otherwise entitled to receive shall be aggregated. In lieu of any such fractional shares, each holder of Company Ordinary Shares who would otherwise be entitled to such fractional shares shall be entitled to receive from Parent an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.1(c), be entitled to receive under Section 2.1(a)(i) and (ii) the Parent Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Ordinary Shares in lieu of any fractional share interests in Parent Common Stock, Parent shall cause the Exchange Agent to make available such amount, without interest, to the holders of Company Ordinary Shares entitled to receive such cash.

Section 2.2 Company Equity Awards.

(a) Treatment of Vested Company Options. As of the Effective Time, each compensatory option to purchase Company Ordinary Shares that is not a Company Restricted Stock Award (as defined below) (each, a “Company Option”) that is outstanding and vested immediately prior to the Effective Time (each, a “Vested Company Option”) shall be canceled without any action on the part of any holder thereof in consideration for the right of the holder to receive the Merger Consideration (which shall be paid in accordance with Section 2.3(h)) in respect of each Net Option Share subject to such Vested Company Option immediately prior to the Effective Time (the “Vested Option Consideration”), subject to applicable Tax withholding. For purposes of this Agreement, “Net Option Share” means, with respect to a Company Option, the quotient of (i) the product of (A) the excess, if any, of the value of the Merger Consideration over the exercise price per Company Ordinary Share subject to such Company Option immediately prior to the Effective Time, multiplied by (B) the number of Company Ordinary Shares subject to such Company Option immediately prior to the Effective Time, divided by (ii) the value of the Merger Consideration. For purposes of the preceding sentence, the value of the Merger Consideration that consists of shares of Parent Common Stock shall equal the product of (x) the number of such shares of Parent Common Stock multiplied by (y) the Parent Stock Price.

(b) Treatment of Unvested Company Options.

(i) As of the Effective Time, each Company Option that is outstanding and unvested as of immediately prior to the Effective Time (each, an “Unvested Company Option”) shall be cancelled without any action on the part of any holder thereof in consideration for the right of the holder to receive, either (A) on the applicable vesting date that applies to such Unvested Company Option, subject to the holder’s continued employment with the Company or an Affiliate through such date, or (B) upon an earlier termination of the holder’s employment that would result in the vesting of such Unvested Company Option under the terms of any applicable Contract, except as otherwise provided in Section 2.2(b)(ii) below, a cash payment in U.S. dollars equal to the value of the Merger Consideration in respect of each Net Option Share subject to such Unvested Company Option as of the applicable vesting date or termination date (the “Unvested Option Consideration”, and together with the Vested Option Consideration, the “Option Consideration”), subject to applicable Tax withholding. For purposes of the preceding sentence, the value of the Merger Consideration that consists of shares of Parent Common Stock shall equal the product of (x) the number of such shares of Parent Common Stock multiplied by (y) the Parent Stock Price. For the avoidance of doubt, except as provided in this Section 2.2(b), the right of each holder of an Unvested Company Option to receive the payment described in this Section 2.2(b) will be subject to substantially the same terms and conditions (including the applicable vesting schedule) as were applicable to the Unvested Company Option immediately prior to the Effective Time, including the same vesting restrictions and continued service requirements and the same rights to vesting upon a qualifying termination of employment to the extent applicable.

(ii) If the Company is unable to obtain the Options Tax Ruling with respect to the cancellation and exchange of Unvested Company Options that are Company 102 Options in accordance with Section 2.2(b)(i) prior to the Closing Date, then, instead of the cash payment described in Section 2.2(b)(i), each holder of an Unvested Company Option that is a Company 102 Option will be entitled to receive the Merger Consideration in respect of each Net Option Share. Any Merger Consideration payable pursuant to this Section 2.2(b)(ii) shall be considered “Unvested Option Consideration” for all purposes of this Agreement and shall be payable subject to all of the same terms and conditions described in Section 2.2(b)(i).

(c) Vested Company Restricted Stock Awards. As of the Effective Time, each compensatory award relating to Company Ordinary Shares that is designated as a restricted stock award in the applicable award agreement (each, a “Company Restricted Stock Award”) that is outstanding and vested immediately prior to the Effective Time (each, a “Vested Company Restricted Stock Award”) shall be canceled without any action on the part of any holder thereof in consideration for the right to receive the Merger Consideration (which shall be paid in accordance with Section 2.3(h)) in respect of each Net Restricted Share subject to such Vested Company Restricted Stock Award immediately prior to the Effective Time (the “Vested Restricted Stock Consideration”), subject to applicable Tax withholding. For purposes of this Agreement, “Net Restricted Share” means, with respect to a Company Restricted Stock Award, the quotient of (i) the product of (A) the excess, if any, of the value of the Merger Consideration over the purchase price per Company Ordinary Share subject to such Company Restricted Stock immediately prior to the Effective Time, multiplied by (B) the number of Company Ordinary Shares subject to such Company Restricted Stock Award immediately prior to the Effective Time, divided by (ii) the value of the Merger Consideration. For purposes of the preceding sentence, the value of the Merger Consideration that consists of shares of Parent Common Stock shall equal the product of (x) the number of such shares of Parent Common Stock multiplied by (y) the Parent Stock Price.

(d) Unvested Company Restricted Stock Awards. As of the Effective Time, each Company Restricted Stock Award that is outstanding and unvested as of immediately prior to the Effective Time (each, an “Unvested Company Restricted Stock Award”) shall be cancelled without any action on the part of the holder thereof in consideration for the right of the holder to receive, on the applicable vesting date that applies to such Unvested Company Restricted Stock Award, subject to the holder’s continued employment with the Company or an Affiliate through such date, a cash payment in U.S. dollars equal to the value of the Merger Consideration in respect of each Net Restricted Share subject to such Unvested Restricted Stock Award as of the applicable vesting date, subject to applicable Tax withholding. For purposes of the preceding sentence, the value of the Merger Consideration that consists of shares of Parent Common Stock shall equal the product of (x) the number of such shares of Parent Common Stock multiplied by (y) the Parent Stock Price. For the avoidance of doubt, except as provided in this Section 2.2(d), the right of each holder of an Unvested Company Restricted Stock Award to receive the payment described in this Section 2.2(d) will be subject to substantially the same terms and conditions (including the applicable vesting schedule) as were applicable to the Unvested Company Restricted Stock Award immediately prior to the Effective Time, including the same vesting restrictions and continued service requirements.

(e) Company Actions. Prior to the Effective Time, the Company Board or a committee thereof shall adopt applicable resolutions to give effect to the transactions contemplated by this Section 2.2. For the avoidance of doubt, the Company shall not take any action after the date hereof that would accelerate the vesting of the Company Options or the Company Restricted Stock Awards.

Section 2.3 Payment Procedures.

(a) Designation of Exchange Agent and Information Agent; Deposit of Exchange Fund. Prior to the Closing, Parent shall (i) enter into an exchange agreement in customary form and reasonably satisfactory to the Company with the transfer agent of Parent, the transfer agent of the Company or another financial institution or trust company designated by Parent that is recognized in Israel and the United States and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(i) and (ii) at the request of the Company, engage an information agent reasonably acceptable to the Company (the “Information Agent”) to assist, inter alia, in obtaining any requisite residency certificate and/or other declaration for Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in customary form and reasonably satisfactory to the Company. Prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for payment to the holders of Company Ordinary Shares (excluding Company Ordinary Shares issued upon previous exercise or settlement of Company 102 Options and are held by the 102 Trustee (“Company 102 Shares”) in respect of which payment shall be transferred directly to the 102 Trustee) in accordance with this Article II through the Exchange Agent, (A) book-entry shares representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(i) in exchange for outstanding Company Ordinary Shares, (B) cash in an aggregate amount necessary to pay the Cash Consideration portion of the aggregate Merger Consideration and (C) cash in an aggregate amount necessary to pay cash in lieu of fractional shares in accordance with Section 2.1(c), and Parent shall, after the Effective Time on or prior to the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.3(c) (such aggregate number of shares of Parent Common Stock and aggregate amount of cash provided to the Exchange Agent, together with any such dividends or other distributions with respect thereto, the “Exchange Fund”). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(i), Parent shall promptly deposit, or cause to be deposited, additional shares or cash funds, as applicable, with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1.

(b) Payment Procedures with Respect to Company Ordinary Shares.

(i) Promptly following the Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of Certificates and Book-Entry Shares as of immediately prior to the Effective Time, in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(i) (in each case, other than (x) Company 102 Shares and (y) Company Ordinary Shares subject to Company Restricted Stock Awards, which, for the avoidance of doubt, will be eligible to receive the applicable Merger Consideration pursuant to Sections 2.2(d) and 2.3(h), and not Section 2.3(b)), (A) in the case of such holders of Certificates, a letter of transmittal in customary form and reasonably satisfactory to the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.5 below), to the Exchange Agent), (B) a declaration in which the beneficial owner of Company Ordinary Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (subject to the provisions of Section 2.4 and Section 5.15), the Code, or any applicable provision of state, local, Israeli, U.S. or foreign Law and (C) instructions for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for (1) cash in an amount equal to the Cash Consideration multiplied by the number of Company Ordinary Shares represented by such Certificates and/or Book-Entry Shares, (2) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates and/or Book-Entry Shares pursuant to Section 2.1(a)(i), (3) any dividends or other distributions payable pursuant to Section 2.3(c) and (4) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c).

(ii) In the case of Certificates, upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal, the declaration for Tax withholding purposes and/or a Valid Tax Certificate, in each case, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable (A) cash in an amount equal to the Cash Consideration multiplied by the number of Company Ordinary Shares previously represented by such Certificate, (B) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(a)(i), (iii) any dividends or other distributions payable pursuant to Section 2.3(c) and (D) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c), if applicable, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled.

(iii) In the case of Book-Entry Shares, upon receipt of the declaration for Tax withholding purposes and/or a Valid Tax Certificate, in each case, duly completed and validly executed in accordance with the instructions thereto, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable (A) cash in an amount equal to the Cash Consideration multiplied by the number of Company Ordinary Shares previously represented by such Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(a)(i), (C) any dividends or other distributions payable pursuant to Section 2.3(c) and (D) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c), if applicable, and the Book-Entry Shares so exchanged shall be forthwith canceled.

(iv) Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.3(b), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.3(b) and any dividends or other distributions payable pursuant to Section 2.3(c). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable hereunder. Parent shall cause the Exchange Agent to accept such Certificates and transferred Book-Entry Shares upon compliance with the foregoing exchange procedures. Cash payment to be made under this Section 2.3(b) shall be made in U.S. Dollars as promptly as practicable after receipt by the Exchange Agent of such Certificates or Book-Entry

Shares; provided that the parties shall use commercially reasonable efforts to cause the Exchange Agent to make available an election for holders to receive payments of cash in NIS at the Exchange Agent’s then applicable currency exchange rates. Notwithstanding anything to the contrary in this Section 2.3(b), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the 102 Trustee in accordance with Section 2.3(h).

(c) Distributions with Respect to Unexchanged Shares. Subject to applicable Law, there shall be paid to the holder of the Parent Common Stock issued in exchange for Certificates or Book-Entry Shares pursuant to Section 2.3(b), without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.3(b), the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.3(b), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.3(b), payable with respect to such shares of Parent Common Stock.

(d) If payment of the Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.3(c)) is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share so surrendered is registered, it shall be a condition precedent of payment that (i) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer (or the Book-Entry Share so surrendered shall be in proper form for transfer) and (ii) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.3(c)) to a Person other than the registered holder of such Certificate or Book-Entry Share (as applicable) surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not required to be paid.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to Parent as general creditors thereof for payment, without interest, of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.3(c).

(f) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to and as required by any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.3(b)(i), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as reasonably directed by Parent; provided that no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Ordinary Shares in the amount of such losses.

(h) Payment Procedures with Respect to Company Options, Company 102 Shares and Company Restricted Stock Awards.

(i) Immediately after the Effective Time, Parent shall transfer (A) the aggregate Option Consideration with respect to the Company Options subject to Section 102 of the Ordinance (the “Company 102 Options”) and (B) the aggregate Merger Consideration with respect to Company 102 Shares, to the 102 Trustee, on behalf of holders of Company 102 Options and Company 102 Shares, as the case may be, in accordance with Section 102 of the Ordinance and the Options Tax Ruling, if obtained ((A) and (B) together, the “102 Amounts”). The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Options Tax Ruling, if obtained, and shall be released by the 102 Trustee to the beneficial holders of the Company 102 Options and Company 102 Shares, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Options Tax Ruling, if obtained, the trustee agreement between the Company and the 102 Trustee, and, in the case of 102 Amounts payable in respect of Unvested Company Options, the terms and conditions of Section 2.2(b)(i).

(ii) Immediately after the Effective Time, Parent shall (or shall cause the Exchange Agent to) promptly deposit the aggregate Option Consideration with respect to Vested Company Options (other than Company 102 Options) pursuant to Section 2.2, and the aggregate Restricted Stock Consideration with respect to Vested Company Restricted Stock Awards pursuant to Section 2.2, with the Surviving Company or, if applicable, its relevant engaging Subsidiary at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Vested Company Options (other than Company 102 Options) and the holders of Vested Company Restricted Stock Awards, respectively, which amounts shall be paid by the Surviving Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Surviving Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system, subject to applicable withholdings by the Surviving Company or, if applicable, the relevant engaging Subsidiary, as promptly as practicable after the Effective Time.

Section 2.4 Withholding Tax.

(a) Notwithstanding anything to the contrary hereunder, each of Parent, the Company, the Surviving Company, the 102 Trustee and the Exchange Agent (each, a “Payor”) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.2) to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Ordinance, the Code or any provision of applicable Tax Law (it being agreed that the Payor shall be permitted to satisfy any Tax withholding requirement with respect to the Merger Consideration by deducting and withholding the appropriate cash amount from the Cash Consideration). Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that, with respect to the withholding of Israeli Tax, in the event any holder of record of Company Ordinary Shares or Company Options or a Company Restricted Stock Award provides the Payor with a Valid Tax Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, the Option Consideration, or the Restricted Stock Consideration, as applicable, payable to such holder of record of Company Ordinary Shares, Company Options, or Company Restricted Stock Awards, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent amounts are so withheld, they shall be paid over to the appropriate Governmental Authority prior to the last day on which such payment is required, and then such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent any Payor withholds any amounts, such Payor shall provide the affected Person, as soon as practicable (but no later than within thirty (30) Business Days), with sufficient evidence regarding such withholding.

(b) Notwithstanding the provisions of Section 2.4(a), with respect to Israeli Taxes, the consideration payable to each shareholder of the Company shall be retained by the Exchange Agent for the benefit of each such shareholder for a period of up to one hundred eighty (180) days from Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any shareholder of the Company or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement). If no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate is delivered to Payor, then, with respect to the affected shareholders, the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such shareholders concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any shareholder of the Company (i) does not provide Payor with or is not the subject of a Valid Tax Certificate, by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent in accordance with applicable Law (increased by interest plus linkage differences, as defined in Section 159A of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Closing occurs and the time the relevant payment is made, and calculated in NIS based on a US$:NIS exchange rate not lower than the effective exchange rate at the Closing Date) as reasonably determined by Parent and the Exchange Agent.

Section 2.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in a form reasonably satisfactory to the Parent, and, if required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Exchange Agent may require, as indemnity against any claim that may be made against Parent with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any other required amounts to which the holder thereof is entitled pursuant to this Article II.

Section 2.6 Transfers; No Further Ownership Rights. From and after the Effective Time, all issued and outstanding Company Ordinary Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Book-Entry Share theretofore representing any Company Ordinary Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or acknowledgment of the conversion thereof in accordance with the provisions of Section 2.1(a)(i). The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Ordinary Shares. From and after the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of Company Ordinary Shares that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Company, Parent or the Exchange Agent for transfer following the Effective Time, they shall be canceled against delivery of the Merger Consideration and other required amounts, as provided for in Section 2.1(a)(i), for each Company Ordinary Share formerly represented by such Certificates or Book-Entry Shares.

Section 2.7 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Company and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company Reporting Documents filed with (or furnished to) the ISA by the Company on or after January 1, 2016 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained in a “risk factors” section (other than any factual information contained therein) or in any “forward-looking statements” legend or other similar disclosures included therein to the extent they are similarly predictive or forward-looking in nature) and to the extent publicly available on the ISA’s Internet-based “MAGNA” system (“MAGNA”), (ii) the Company Reporting Documents filed with (or furnished to) the TASE or the LSE by the Company on or after January 1, 2016 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained in a “risk factors” section (other than any factual information contained therein) or in any “forward-looking statements” legend or other similar disclosures included therein to the extent they are similarly predictive or forward-looking in nature) and to the extent publicly available on the TASE or LSE websites, (iii) the documents filed with (or furnished to) the SEC by Enzymotec Ltd. on or after January 1, 2016 and prior to its acquisition by the Company (but in each case excluding any risk factor disclosure contained in a “risk factors” section (other than any factual information contained therein) or in any “forward-looking statements” legend or other similar disclosures included therein to the extent they are similarly predictive or forward-looking in nature) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”), or (iv) the Company Disclosure Letter delivered to Parent and Merger Sub immediately prior to the execution and delivery of this Agreement (provided that disclosure in any section of such Company Disclosure Letter shall apply to the corresponding section of Article III and such other sections of Article III to the extent that it is reasonably apparent that such disclosure applies to such other section of Article III), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Qualification. Each of the Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (where applicable or recognized) under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is currently being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so duly organized, validly existing and in good standing, or to have such power and authority (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (b) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (where applicable or recognized) in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed or in good standing (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. An accurate and complete copy of the Company’s memorandum of association and articles of association (collectively, the “Articles of Association”), currently in effect and as amended through the date of this Agreement, has been made available to Parent prior to the date of this Agreement. Such Articles of Association are currently in effect, and the Company is not in violation in any material respect of any of the provisions thereof.

Section 3.2 Capitalization; Subsidiaries.

(a) As of the close of business on May 3, 2018 (the “Company Capitalization Date”), the authorized capital stock of the Company consisted of 100,000,000 Company Ordinary Shares, 59,542,645 of which were issued and outstanding and 140,632 of which were held by the Company as treasury stock (dormant shares). There are no other classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the close of business on the Company Capitalization Date, there were 765,313 Company Ordinary Shares reserved for issuance under the Company Equity Plans, of which (i) 757,642 Company Ordinary Shares were subject to outstanding Company Options, and (ii) 7,671 Company Ordinary Shares were subject to outstanding Company Restricted Stock Awards. From the close of business on the Company Capitalization Date through the date of this Agreement, the Company has not (A) issued or repurchased any Company Ordinary Shares or any other equity or voting securities or interests in the Company other than issuances or repurchases of Company Ordinary Shares pursuant to the exercise, vesting or settlement, as applicable, of the Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with the terms of such Company Equity Awards or (B) issued or granted any Company Equity Awards or any other equity, equity-based or other awards with a value based in whole or in part on the value of the Company Ordinary Shares.

(b) All of the issued and outstanding Company Ordinary Shares have been, and all of the Company Ordinary Shares that may be issued pursuant to the Company Equity Awards, the Company Equity Plans or the Company Benefit Plans will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights. All Company Equity Awards have been granted under and in accordance with the terms of the Company Equity Plans.

(c) As of the date of this Agreement, other than (i) as set forth in Section 3.2(a), (ii) with respect to any Subsidiary of the Company, any Contract among or between the Company or any of its Subsidiaries or among or between any Subsidiaries of the Company, or (iii) directors’ qualifying shares or similar arrangements, there are no (A) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (B) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, (C) shareholder agreements, voting trusts or similar agreements with any Person to which the Company or any of its Subsidiaries is party either (1) restricting the transfer of the capital stock or other equity or voting interests of the Company or any of its Subsidiaries or (2) affecting the voting rights of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries or (D) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is party, in each case pursuant to which any Person is entitled to receive any payment from the Company based, in whole or in part, on the value of any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of all outstanding Company Equity Awards, including the grant date, exercise price and vesting schedule of each such Company Equity Award, but excluding the names of the holders of such Company Equity Awards.

(e) The Company owns, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens), and all company, partnership, corporate or similar ownership, voting or similar interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.4(d) of the Company Disclosure Letter lists each Subsidiary of the Company and its jurisdiction of organization and the percentage holdings of all issued and outstanding equity securities of its respective shareholders.

(f) Except for the direct or indirect Subsidiaries of the Company and investments in marketable securities and cash equivalents, or as would not be material to the Company and its Subsidiaries, taken as a whole, none of the Company nor any of its Subsidiaries (i) owns directly or indirectly any shares of capital stock or other equity or voting securities or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares, securities or interests, in any Person or (ii) has any obligation or has made any commitment to acquire any shares of capital stock or other equity or voting securities or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate or similar power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Company Shareholder Approval and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by the Company, and (except for (i) the receipt of the Company Shareholder

Approval and (ii) the filing and recordation of appropriate merger documents as required by the ICL) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Company Board has, by resolutions unanimously adopted thereby, (i) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s shareholders and that, considering the financial position of the merging companies (including the representations and warranties set forth in Article IV), no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors as a result of the Merger, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) made the Company Recommendation; provided that any change, modification or rescission of such Company Recommendation by the Company Board in accordance with this Agreement shall not be a breach of the representation in this clause (iii). As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.4 Vote Required. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.14, the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement by the affirmative vote of the holders of at least a majority of the outstanding Company Ordinary Shares voted (in person, by proxy or by voting card) on such matter (excluding any absentee votes) at the Company Shareholders’ Meeting (such approval, the “Company Shareholder Approval”) is the only vote of holders of securities of the Company that is required in connection with the consummation by the Company of the Merger and the other transactions contemplated by this Agreement.

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated by this Agreement and performance of this Agreement will not, (i) violate any provision of the Company’s Articles of Association or the articles of association (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made and the Company Shareholder Approval has been received, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default or modification (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration (other than pursuant to any Company Benefit Plan) or cancellation of or require an additional payment to or the Consent of any third party pursuant to any of the terms or provisions of, any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clause (i) with respect to the articles of association (or equivalent organizational documents) of any Subsidiary of the Company, clause (ii) and clause (iii), any such conflict, violation, breach, default, modification, termination, right of termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (B) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) No consent, approval, license, permit, waiver, order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings under the ISL or any other similar Laws, (ii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) compliance with, and filings or notifications required under, the applicable rules and regulations of the TASE, the LSE and any other applicable stock exchanges, (iv) such other items required solely by reason of the participation or identity of Parent or any of its Subsidiaries (as opposed to any third party) in the transactions contemplated by this Agreement, (v) compliance with and filings or notifications under any applicable Israeli, United States or other foreign competition, antitrust, merger control or investment Laws (“Antitrust Laws”), (vi) the OCS Notice, (vii) approval by the Israeli Investment Center, (viii) approval by the Israeli Land Authority and (ix) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (B) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.6 Company Reporting Documents; Financial Statements.

(a) Since December 31, 2015, the Company has timely filed with (or furnished to) the ISA, TASE and LSE all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statement and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the ISL or the rules and regulations of the TASE and LSE, as the case may be (collectively, the “Company Reporting Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company Reporting Document complied in all material respects with the applicable requirements of the ISL, TASE and LSE, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company Reporting Document filed did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) All of the audited financial statements and unaudited interim financial statements of the Company included in the Company Reporting Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the ISA, TASE and LSE, as the case may be, with respect thereto, (ii) have been prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by the ISA or IFRS or under the ISL or the rules and regulations of the TASE and LSE, as the case may be) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(c) The Company is in compliance in all material respects with the applicable provisions of the ISL and the applicable listing and governance rules and regulations of the TASE and the LSE. As of the date of this Agreement, there are no outstanding unresolved comments with respect to any of the Company Reporting Documents received by the Company in any written communication from the ISA, TASE or LSE.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reporting Documents (including any audited or unaudited financial statements of the Company included therein).

(e) The Company and its Subsidiaries maintain a system of internal control over financial reporting designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with IFRS. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company Reporting Document or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation.

(f) The Company maintains disclosure controls and procedures designed to ensure that (i) all information required to be disclosed by the Company in the reports that it files or submits under the ISL or the rules and regulations of the TASE and LSE, as the case may be, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the ISA, TASE and LSE, as the case may be and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosures.

(g) To the Knowledge of the Company, as of the date of this Agreement, there are no ISA inquiries or investigations or other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries and the Company has not received notice from the ISA or any Governmental Authority of any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since December 31, 2015 through the date of this Agreement, other than as has been resolved as of the date of this Agreement, the Company has not received from its independent auditors any written notification of a material weakness in the Company’s internal controls and there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or, to the Knowledge of the Company, the Company Board or any committee thereof.

(h) Since December 31, 2015, neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any director, officer, auditor or accountant of the Company has received any material complaint, allegation, assertion or claim, in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices.

Section 3.7 Absence of Certain Changes or Events.

(a) Since December 31, 2017 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries, taken as a whole, has been conducted in the ordinary course of business.

(b) Since December 31, 2017, there has not occurred any event, occurrence, effect, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since December 31, 2017 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require consent of Parent pursuant to clauses (d), (g), (h), (m), (r) or, to the extent relating to the foregoing, clause (v) of Section 5.1.

Section 3.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company Reporting Documents and publicly available prior to the date hereof, (b) incurred in the ordinary course of business since December 31, 2017, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise (whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) prepared in accordance with IFRS).

Section 3.9 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries nor any asset or property of the Company or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (b) would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.10 Permits; Compliance with Laws.

(a) (i) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets under and pursuant to all applicable Laws or to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect, and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, in each case, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (B) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) Since December 31, 2015, the Company and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Company Permits, in each case, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (B) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(c) Since December 31, 2015, through the date of this Agreement, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any applicable Laws or Company Permits or notifying the Company or any of its Subsidiaries regarding an investigation of possible non-compliance, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.11 Information Supplied. None of the information (a) supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4, or any amendment or supplement to it, is filed with the SEC, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) included or incorporated in the proxy statement to be sent to the shareholders of the Company (the “Company Shareholders”) relating to the Company Shareholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date it, or any amendment or supplement to it, is mailed to the Company Shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided that no representation or warranty is made by the Company in this Section 3.11 regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub) for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the requirements of the ICL and other applicable Law.

Section 3.12 Employee Benefit Plans; Labor.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan that is material to the Company and its Subsidiaries, taken as a whole, other than any such Company Benefit Plan that may be established or entered into after the date hereof in compliance with this Agreement. The Company has made available to Parent a true and complete copy of each Company Benefit Plan described in the preceding sentence.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws and (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and applicable Laws have been timely made or, to the extent required by applicable accounting policies, accrued in accordance with such policies.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution or delivery by the Company of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former employee of the Company or any of its Subsidiaries, except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former employee, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in any funding obligation under any Company Benefit Plan, or (v) result in any amount becoming paid or payable that would subject the recipient thereof to the excise tax imposed under Section 4999 of the Code. No current or former employee of the Company or any of its Subsidiaries is entitled to receive any Tax gross-up payment from the Company or any of its Subsidiaries in respect of the excise taxes imposed under Section 409A or 4999 of the Code.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan (i) that is intended to qualify for special Tax treatment (including under Section 401(a) of the Code) has met all requirements for such Tax treatment, and (ii) if intended or required to be qualified, approved or registered with a Governmental Authority, is so qualified, approved or registered and nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

(e) No Company Benefit Plan is, and none of the Company nor any of its Subsidiaries has ever incurred any liability with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a multiple employer plan, as defined in Section 4063 or 4064 of ERISA, or (iii) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(f) (i) All amounts that the Company or any of its Subsidiaries is legally or contractually required either (A) to deduct from the employees’ salaries and/or to transfer to an employees’ pension, pension fund, pension insurance fund, managers’ insurance, severance fund, insurance and other funds for or in lieu of severance or provident fund, life insurance, incapacity insurance, continuing education fund or other similar funds or insurance, or (B) to withhold from the current employees’ salaries and benefits and to pay to any Governmental Authority as required by the Code, the Ordinance or any other Law have, in each case, been duly deducted, transferred, withheld and paid, and the Company’s or its Subsidiaries’ liability towards its employees regarding salary, remuneration, benefit in kind, severance pay, accrued vacation, Section 14 arrangements under the Israeli Severance Pay Law, 1963-5723 (“Section 14 Arrangement”) and contributions to all Company Benefit Plans, and all contributions required to be made by the Company or any of its Subsidiaries to any arrangement that would be a Company Benefit Plan but for the fact that such arrangement is sponsored or maintained by a Governmental Authority, are fully funded to the extent required by applicable Law or if not required by any applicable Law to be funded, are accrued on the Financial Statements to the extent required by applicable accounting policies, except, the case of each of clauses (A) and (B), as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(g) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending, or, to the Knowledge of the Company, threatened Proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Company Benefit Plan, by any employee or beneficiary covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan, and (ii) there are no material charges, complaints or Proceedings by any Governmental Authority pertaining to the employment practices of the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries.

(h) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Labor Agreement, (ii) no Labor Agreement is presently being negotiated, (iii) there are no labor union organizing activities or representation campaigns pending or, to the Knowledge of the Company, threatened by or with respect to any of the employees of the Company or any of its Subsidiaries, and (iv) from December 31, 2016, there have not been any, and there are no, pending strikes, walkouts, lockouts, slowdowns or other labor stoppages against or affecting the Company or its Subsidiaries.

(i) The Company and its Subsidiaries are, and since December 31, 2015 have been, in compliance with all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, worker classification, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where failure to comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) As of the date hereof, no Senior Employee has provided the Company or any of its Subsidiaries with written notice of an intent to terminate his or her employment.

Section 3.13 Taxes.

(a) The Company and each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and (ii) paid all material Taxes due and owing (whether or not shown on such Tax Returns), except with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with IFRS.

(b) (i) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of their most recent consolidated financial statements included in the Company Reporting Documents prior to the date of this Agreement, materially exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in such consolidated financial statements and (ii) since the date of such financial statements, none of the Company or any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) (i) To the Knowledge of the Company, there are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of material Taxes of the Company or any of its Subsidiaries, (ii) no deficiency for material Taxes has been assessed or asserted in writing by any Governmental Authority against the Company or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with IFRS, (iii) none of the Company or any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be liable for a material amount of Taxes in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(d) All material Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects from payments made to its respective employees, independent contractors, creditors, shareholders or other parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose, and the Company and its Subsidiaries have complied with all material reporting requirements (including maintenance of records with respect thereto) with respect to such payments.

(e) The Company and each of its Subsidiaries is, and has at all times been, tax resident solely in its country of incorporation. Neither the Company nor any of its Subsidiaries is or has ever been subject to, or required to be registered for, Tax in any country other than its country of incorporation by virtue of being treated as a resident of or having a permanent establishment in such other country. Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or other office or fixed place of business in a country other than the country in which it is organized.

(f) Neither the Company nor any of its Subsidiaries has agreed or is required to make any material adjustments pursuant to Section 482 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) with respect to the business of the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority proposing any such adjustment or change. The Company and each Subsidiary are in compliance in all material respects with all transfer pricing requirements in all jurisdictions in which the Company or such Subsidiary, as the case may be, does business. None of the transactions between the Company or any Subsidiaries of the Company and other related Persons is subject to any material adjustment, apportionment, allocation or recharacterization under any Law, and all such transactions have been effected on an arm’s length basis.

(g) None of the Company or any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries or is entitled to do so under the provision of the Israeli Value Added Tax Law, 1975), and none of the Company or any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any Subsidiary), including under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law), as a transferee or successor, by Contract or otherwise.

(h) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income tax law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income Tax Law) or (E) a change in the method of accounting for a period ending prior to or including the Closing Date.

(i) None of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or customary Tax indemnification provisions in commercial Contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability or obligations to the Company or its Subsidiaries.

(j) There are no Liens for a material amount of Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(k) Neither the Company nor any Subsidiary thereof is or has ever been a real estate corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 1963.

(l) None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder or in Section 131(g) of the Ordinance and the Income Tax Regulations (Reportable Tax Planning), 2006 promulgated thereunder, or any similar provision under any other local or foreign Tax Law. Neither the Company nor any Subsidiary thereof is subject to any reporting obligations under Sections 131D and 131E of the Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to VAT (as defined below).

(m) The Company and each of its Israeli Subsidiaries is duly registered for the purposes of Israeli value added tax and has complied in all material respects with all requirements under the Israeli Value Added Tax Law of 1975 concerning value added Taxes (“VAT”). None of the Company’s non-Israeli Subsidiaries is required to register in Israel for Israeli VAT Purposes.

(n) None of the Company or any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

(o) None of the Company or any of its Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Ordinance.

(p) To the Knowledge of the Company (in the case of jurisdictions outside of Israel), to the extent the Company or any of its Subsidiaries received the benefits of a special tax regime or contractual arrangement or other tax holiday or similar arrangement under federal, state, local or foreign law (including an exemption from or reduction in the rate of otherwise applicable Tax), the Company and its Subsidiaries (as applicable) are in in compliance in all material respects with all relevant requirements of such arrangements. To the extent the Company or any such Subsidiary received such benefits, the consummation of the Merger, in and of itself, will not end or otherwise adversely affect in any material respect such benefits.

(q) No material signed agreement is currently in force with any taxing authority with respect to the Company or any of its Subsidiaries and there are no material Tax rulings or requests for Tax rulings in force.

(r) Each of the Company Benefit Plans that is intended to qualify as a capital gains route plan under Section 102(b)(2) of the Ordinance has received a favorable determination or approval letter from the ITA or is otherwise deemed approved by passage of time without objection by the ITA. All Company 102 Shares and Company 102 Options were and are currently in compliance with the applicable requirements of Section 102(b)(2) of the Ordinance (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA.

Section 3.14 Material Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” shall mean any Contract (other than this Agreement or any Company Benefit Plan and other than purchase orders) to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties, rights or assets are bound, that:

(i) is a Contract with a vendor or supplier that (A) provided or provides, as applicable, for aggregate payments from the Company and its Subsidiaries of more than $10 million in the past twelve (12) months or over the next twelve (12) months (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be paid under any such Contract) and (B) is not cancelable by the Company or its Subsidiaries without material financial or other penalty upon notice of ninety (90) days or less;

(ii) is a Contract with a customer or distributor committing such customer or distributor to make payments to the Company and its Subsidiaries of more than $10 million in the past twelve (12) months (for the avoidance of doubt, disregarding any amounts paid without a commitment as of the date such Contract was entered into) or over the next twelve (12) months (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be paid under any such Contract);

(iii) is a Contract providing for the formation, creation, operation, ownership or management of a joint venture or similar arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(iv) is a Contract (other than those between or among the Company and/or any of its Subsidiaries) relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries in an amount in excess of $10 million;

(v) is a noncompetition or other Contract that limits the lines of business or localities in which any material business of the Company and its Subsidiaries is or has a right to be conducted, in any respect material to the business of the Company and its Subsidiaries, taken as a whole;

(vi) is a material Contract under which (A) any Intellectual Property Rights are licensed or otherwise made available by a third party to the Company or any of its Subsidiaries (other than licenses of “off-the-shelf” Software), (B) any Intellectual Property Rights are licensed or otherwise made available by the Company or any of its Subsidiaries to a third party (except for non-exclusive licenses granted to the Company’s or any Subsidiary’s customers, distributors or suppliers in the ordinary course of business) or (C) under which the right of the Company or its Subsidiaries to use or register any Company Owned Intellectual Property Rights is restricted in any respect material to the business of the Company and its Subsidiaries, taken as a whole;

(vii) is a Contract that contains a put, call, right of first refusal, right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any of its Subsidiaries are or would be required to purchase or sell, as applicable, any material equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person;

(viii) is a Contract relating to the acquisition or disposition of any business or any Person (whether by merger, sale of stock, sale of assets, consolidation or otherwise) which provides for material “earn-outs” or other material contingent payments or otherwise has continuing or contingent obligations that would reasonably be expected to be in excess of $10 million after the date hereof;

(ix) is a Contract that is a material co-branding, private label, outsourcing or research and development agreement;

(x) is a Contract entered into in connection with the settlement or other resolution of any Order or Proceeding pursuant to which the Company or any of its Subsidiaries has any material ongoing liability, obligation or commitment;

(xi) is a Contract with a customer, supplier, distributor or other business partner or any joint venture or similar partnership involving the Company or any of its Subsidiaries that provides for (A) exclusivity rights for the benefit of a third party or any such joint venture or similar partnership, (B) “most favored nation” rights, or (C) a guarantee of availability of supply or services by the Company and its Subsidiaries, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(xii) is a Contract that is or would be required to be disclosed as an exception to the representations and warranties set forth in Section 3.25;

(xiii) is a Contract that provides for the Company or its Subsidiaries to indemnify or hold harmless any other Person entered into outside of the ordinary course of business, that would reasonably be expected to impose on the Company or any of its Subsidiaries a liability in excess of $10 million;

(xiv) is a Contract pursuant to which any material Government Grant has been received or granted; or

(xv) is a Labor Agreement.

(b) A complete and correct copy of each Company Material Contract, as of the date of this Agreement, has been made available to Parent prior to the date of this Agreement. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of any Company Material Contract, (ii) as of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of any Company Material Contract and (iii) as of the date of this Agreement, each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought).

Section 3.15 Vendors and Customers.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a list of the top ten (10) suppliers (by amount paid) (but without names of such suppliers) of the Company and its Subsidiaries, taken as a whole, for the year ended December 31, 2017 (collectively, the “Material Vendors”) and the amount of consideration paid to each Material Vendor by the Company and its Subsidiaries (taken as a whole) during such period. Since December 31, 2017 and prior to the date hereof, no such Material Vendor has expressed in writing to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or modify, its relationship with the Company or any of its Subsidiaries (other than any nonrenewal notices pursuant to the terms of the applicable Contracts), except for any of the foregoing as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.15(b) of the Company Disclosure Letter sets forth a list of the top ten (10) customers (by revenue) (but without names of such customers) of the Company and its Subsidiaries, taken as a whole, for the year ended December 31, 2017 (collectively, the “Material Customers”) and the amount of consideration paid to the Company and its Subsidiaries (taken as a whole) by each Material Customer for the year ended December 31, 2017. Since December 31, 2017 and prior to the date hereof, no such Material Customer has expressed in writing to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with the Company or any of its Subsidiaries (other than any nonrenewal notices pursuant to the terms of the applicable Contracts), except for any of the foregoing as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Intellectual Property and Information Technology. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Intellectual Property Rights owned by the Company or its Subsidiaries that are registered or required to be registered (“Company Registered Intellectual Property Rights”) are in effect, subsisting and, to the Knowledge of the Company, valid. There are no challenges, opposition or nullity proceedings commenced or, to the Knowledge of the Company, threatened with respect to any Company Registered Intellectual Property Rights. The Company Owned Intellectual Property Rights are owned exclusively by the Company or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability thereof;

(b) The Company and its Subsidiaries own, validly license or have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, Internet domain names, service marks, know-how, inventions (whether patentable or not), proprietary formulas, specifications, processes and recipes, trade secrets, manufacturing and production processes and techniques, any other confidentially or proprietary information and other intellectual property rights throughout the world, whether registered or unregistered (collectively, the “Intellectual Property Rights”) that are used in the respective businesses of the Company and its Subsidiaries as currently conducted;

(c) (i) The conduct of the respective businesses of the Company and its Subsidiaries (including their products and services) as conducted since December 31, 2015 does not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any other Person; (ii) since December 31, 2015, there have been no claims for any such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (iii) to the Knowledge of the Company, as of the date of this Agreement, no other Person is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property Right;

(d) The Company and its Subsidiaries have taken commercially reasonable measures (i) to protect the confidentiality of their trade secrets, (ii) to protect the integrity and security of the IT Assets of the Company and its Subsidiaries (and the information stored or contained therein) from unauthorized use, access or modification by third Persons and (iii) to protect the confidentiality of any third party Intellectual Property Rights, including taking precautions against the unpermitted use of Intellectual Property Rights owned by customers of the Company or any of its Subsidiaries, and there have not been any third party claims alleging such misuse. Since December 31, 2015, there have been no security breaches, loss or theft of or unauthorized access to or use of the IT Assets of the Company and its Subsidiaries. The Company and its Subsidiaries are, and have been since December 31, 2015, in compliance with their internal policies and all applicable Laws related to data privacy and protection, and to their Knowledge, there are no third party allegations to the contrary;

(e) No employees of the Company that have made contributions to the creation or development of any Company Owned Intellectual Property Rights have any rights or claims for inventor compensation payments or other similar additional remuneration arising therefrom, other than pursuant to applicable Law or any ordinary course compensation from the Company or any of its Subsidiaries;

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will as a result of any Contracts to which the Company or any of its Subsidiaries is a party cause the Company or any of its Subsidiaries to (i) grant to any other Person any Intellectual Property Rights owned by, or licensed to, any of them (other than the current grants by the Company or its Subsidiaries with respect to the Company Owned Intellectual Property Rights) or (ii) be obligated to pay any royalties or other fees or consideration with respect to the Intellectual Property Rights of any other Person in excess of those payable by the Company or its Subsidiaries in the absence of this Agreement or the consummation of the transactions contemplated by this Agreement; and

(g) No Governmental Authority nor any public or private university, college or other educational or research institution has any ownership of, or any right to obtain ownership of, impose any restriction on or use in any commercial context, any Company Owned Intellectual Property Rights.

Section 3.17 Government Grants. The Company has provided Parent with a list, as received from the OCS, of the Company’s and Enzymotec Ltd.’s Government Grants granted by the OCS. To the Knowledge of the Company, none of the Company or any of its Subsidiaries have any Government Grants granted by the OCS other than as set forth on such list. The Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of all Government Grants and have duly fulfilled in all material respects all the undertakings required thereby to be fulfilled. No claim or challenge has been made or, to the Knowledge of the Company by any Governmental Authority with respect to the entitlement of the Company or any of its Subsidiaries to any Government Grant received by the Company or any of its Subsidiaries or the compliance with the terms, conditions, obligations or Laws relating to such grants.

Section 3.18 Real and Personal Property.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or its Subsidiaries (as applicable) have (i) good and marketable title (or equivalent title in jurisdictions outside of the United States) to all of the Company Owned Real Property, free and clear of all Liens other than Permitted Liens, and (ii) valid leasehold interests in all of the Company Leased Real Property, free and clear of all Liens other than Permitted Liens.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each lease, sublease, license or similar occupancy agreement relating to a Company Leased Real Property (as amended, each a “Real Property Lease”) is in full force and effect and is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided that (x) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (y) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), (ii) neither the Company nor any of its Subsidiaries nor, as of the date of this Agreement, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any Real Property Lease and (iii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of any actual or potential violation of, or failure to comply with, any material term of any Real Property Lease.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Owned Real Property and the Company Leased Real Property are in good operating condition (subject to normal wear and tear) and are suitable and adequate for the purposes for which they are currently being used, in compliance with all regulatory or legislative requirements applicable to them, and (ii) to the Knowledge of the Company, there are no existing, pending or threatened condemnation proceedings or similar actions relating to any material part of the Company Owned Real Property or Company Leased Real Property.

Section 3.19 Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries possess all Company Permits required by applicable Environmental Laws and are and, since December 31, 2014, have been in compliance with all applicable Environmental Laws and such Company Permits;

(b) (i) there is no Proceeding or Order pending or, to the Knowledge of the Company, threatened under any Environmental Law against the Company or any of its Subsidiaries and (ii) none of the Company or any of its Subsidiaries has received written notice or a request for information alleging that the Company or any of its Subsidiaries or any of their respective predecessors has been or is in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved; and

(c) there has been no Release or identification of the presence of Hazardous Materials on, underneath or migrating to any property that any of the Company or any of its Subsidiaries owned, leased or operated or currently owns, leases or operates that has resulted in or is reasonably likely to result in an obligation by the Company or any of its Subsidiaries to remediate or provide notification pursuant to applicable Environmental Law or otherwise has resulted in or is reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law.

Section 3.20 Anti-Corruption Laws.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since December 31, 2014, none of the Company, its Subsidiaries, any of its or their directors or officers, nor, to the Knowledge of the Company, any other employees, agents or other Persons while acting for or on behalf of the Company or any of its Subsidiaries, has violated the FCPA, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries, as of the date of this Agreement, (i) is under external or internal investigation for any violation of the Anti-Corruption Laws, (ii) has received any written notice from any Governmental Authority regarding any violation of, or failure to comply with, any Anti-Corruption Laws or (iii) is the subject of any internal complaint, audit or review process regarding a violation of the Anti-Corruption Laws.

Section 3.21 Export Controls and Import Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Since December 31, 2014, the Company and each of its Subsidiaries have conducted their import and export transactions in accordance with applicable provisions of Israeli, U.S. and other trade Laws of the countries where they conduct business.

(b) The Company and each of its Subsidiaries have obtained all export licenses and other approvals required for their exports of products, software and technologies from Israel, the U.S. or any other country from which the Company or any of its Subsidiaries exports products, software or technologies.

(c) The Company and each of its Subsidiaries are in compliance with the terms of such applicable export licenses or other approvals, and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in any liability to the Company or its Subsidiaries for violation of any export controls or import restrictions.

Section 3.22 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies of the Company and its Subsidiaries, and all such insurance policies are in full force and effect, and (b) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such policies or (ii) of cancellation or termination with respect to any such policies, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies, in each case that is held by, or for the benefit of, the Company or any of its Subsidiaries. The insurance policies held by the Company and its Subsidiaries are from reputable insurers and are of the type in the amounts customarily carried by Persons conducting business similar to those of the Company and its Subsidiaries and provide relevant coverage of the Company and its Subsidiaries as customary for their business and operations.

Section 3.23 Product Liability. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company has no liabilities arising out of a product it designed, formulated, manufactured or sold being defective or not in conformity with the applicable product specification, applicable express or implied warranties or applicable Law, (b) since December 31, 2015, the products designed, developed, manufactured or sold by the Company or any of its Subsidiaries have not been the subject of any recall or other similar action, and (c) there are no pending or, to the Knowledge of the Company, threatened market recalls in respect of any such products.

Section 3.24 Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Article IV are accurate, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute applies to this Agreement, the Merger or any other transaction contemplated by this Agreement, except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.25 Transactions with Affiliates. Except with respect to the Company Benefit Plans and any Contracts providing for indemnification and/or advancement of expenses (which indemnification and/or advancement of expenses Contracts have been made available to Parent prior to the date of this Agreement), there are no material Contracts or material liabilities between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company (other than Contracts between or among the Company and its Subsidiaries or between or among Subsidiaries of the Company) or their respective directors or officers, on the other hand.

Section 3.26 Brokers. No investment banker, broker or finder other than as set forth on Section 3.26 of the Company Disclosure Letter, the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.27 Opinion of Financial Advisors. The Company Board has received the opinion of Merrill Lynch International, dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Ordinary Shares (other than Parent and its Subsidiaries). It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub, but promptly after the date of this Agreement, a true, correct and complete copy of such opinion will be made available to Parent for informational purposes only.

Section 3.28 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV, none of Parent or Merger Sub or any of their respective Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, the Company acknowledges that neither Parent or Merger Sub nor any other Person on their respective behalf will have or be subject to any liability or other obligation to the Company or its respective Representatives or Affiliates resulting from the Company’s or its Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or Affiliates, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or Affiliates or in any other form in connection with the transactions contemplated by this Agreement, except to the extent any such information is expressly included in a representation or warranty contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (i) the Parent SEC Documents filed with (or furnished to) the SEC by Parent on or after January 1, 2016 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend or other similar disclosures included therein to the extent they are similarly predictive or forward-looking in nature) and to the extent publicly available on EDGAR or (ii) the Parent Disclosure Letter delivered to the Company immediately prior to the execution and delivery of this Agreement (provided that disclosure in any section of such Parent Disclosure Letter shall apply to the corresponding section of Article IV and such other sections of Article IV to the extent that it is reasonably apparent that such disclosure applies to such other sections of Article IV), Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization; Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (where applicable or recognized) under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is currently being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so duly organized, validly existing and in good standing, or to have such power and authority (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (b) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (where applicable or recognized) in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed or in good standing (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Accurate and complete copies of the Parent Organizational Documents, as in effect on the date of this Agreement, have been made available to the Company prior to the date of this Agreement. The Parent Organizational Documents are currently in effect, and neither Parent nor Merger Sub, as applicable, is in violation in any material respect of any of the provisions thereof.

Section 4.2 Capitalization; Subsidiaries.

(a) As of the close of business on May 4, 2018 (the “Parent Capitalization Date”), the authorized capital stock of Parent consisted of 500,000,000 shares of Parent Common Stock, 78,933,586 of which were issued and outstanding (including 1,060,935 shares of Parent Common Stock subject to Parent Equity Awards in the form of compensatory equity awards) and 36,924,604 of which were held by Parent as treasury stock. There are no other classes of capital stock of Parent and no bonds, debentures, notes or other Indebtedness or securities of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote authorized, issued or outstanding. As of the close of business on the Parent Capitalization Date, there were (A) outstanding options and stock appreciation rights relating to 5,900 shares of Parent Common Stock and (B) outstanding Parent Equity Awards (other than options or stock appreciation rights relating to Parent Common Stock) representing 1,055,035 shares of Parent Common Stock.

(b) All of the issued and outstanding shares of Parent Common Stock have been, and all of the shares of Parent Common Stock that are required to be issued pursuant to this Agreement or may be issued pursuant to the Parent Equity Awards or other compensation plans of Parent will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights.

(c) As of the date of this Agreement, other than (i) issuances of shares of Parent Common Stock pursuant to the exercise or settlement, as applicable, of the Parent Equity Awards outstanding as of the close of business on the Parent Capitalization Date or under other compensation plans of Parent in accordance with their terms, (ii) the grant or issuance of Parent Equity Awards since the Parent Capitalization Date in the ordinary course of business, or (iii) as set forth in Section 4.2(a), there are no (A) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating Parent to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of Parent or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating Parent to grant, extend or enter into such options, warrants, calls, preemptive, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (B) outstanding obligations of Parent to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of Parent or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of Parent, (C) shareholder agreements, voting trusts or similar agreements with any Person to which Parent is a party either (1) restricting the transfer of the capital stock or other equity or voting interests of Parent or (2) affecting the voting rights of capital stock or other equity or voting securities or other equity interests of Parent, or (D) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by Parent, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent is party, in each case pursuant to which any Person is entitled to receive any payment from Parent based, in whole or in part, on the value of any capital stock or other equity or voting securities or other equity interests of Parent.

(d) All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Except as would not be material to Parent and its Subsidiaries, taken as a whole, none of Parent or any of its Subsidiaries has any obligation or has made any commitment to acquire any shares of capital stock or other equity or voting securities or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

(e) The number of shares of authorized Parent Common Stock that have not been issued, subscribed for or otherwise committed to be issued is at least equal to the number of shares of Parent Common Stock to be issued pursuant to this Agreement.

Section 4.3 Authority Relative to Agreement.

(a) Each of Parent and Merger Sub have all necessary corporate or similar power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by Parent and Merger Sub, and (except for the filing and recordation of appropriate merger documents as required by the ICL) no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Parent Board and the Merger Sub Board have, by resolutions unanimously adopted thereby, approved this Agreement and the transactions contemplated by this Agreement. The Merger Sub Board has (i) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of the Merger Sub and its shareholder and that, considering the financial position of the merging companies (including the representations and warranties set forth in Article III), no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors as a result of the Merger, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained prior to or simultaneously with the execution of this Agreement).

(c) As of the date of this Agreement, none of the aforesaid actions by the Parent Board or the Merger Sub Board have been amended, rescinded or modified. Parent, in its capacity as the sole shareholder of Merger Sub, has approved and adopted this Agreement.

Section 4.4 No Vote Required. Assuming the accuracy of the representations and warranties in Section 3.2 and compliance by the Company with Section 5.1(c), no vote of the shareholders of Parent or the holders of any other securities of Parent is required by any Law or by the Parent Organizational Documents in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement and performance of this Agreement will not, (i) violate any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.5(b) have been obtained or made, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default or modification (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require an additional payment to or the Consent of any third party pursuant to any of the terms or provisions of, any Contract to which Parent or any of its Subsidiaries is a party or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or any of its Subsidiaries, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent (other than Merger Sub), clause (ii) and clause (iii), any such conflict, violation, breach, default, modification, termination, right of termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Proxy Statement) or under the ISL or any other similar Laws, (ii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) compliance with, and filings or notifications required under, the applicable rules and regulations of the NYSE and any other applicable stock exchanges, (iv) such other items required solely by reason of the participation or identity of the Company or any of its Subsidiaries (as opposed to any third party) in the transactions contemplated by this Agreement, (v) compliance with and filings or notifications under Antitrust Laws, (vi) the OCS undertaking as required by applicable Law and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.6 Parent SEC Documents; Financial Statements.

(a) Since December 31, 2015, Parent has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statement and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Parent SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to Parent SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act. No executive officer of Parent has failed to make the certifications required of him or her by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents, except as disclosed in certifications filed with the Parent SEC Documents.

(b) All of the audited financial statements and unaudited interim financial statements of Parent included in Parent SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(c) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of Parent SEC Documents, and, to the Knowledge of Parent, none of Parent SEC Documents are subject to ongoing SEC review.

(d) Parent is in compliance in all material respects with the applicable provisions of the Exchange Act and the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(e) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent SEC Documents (including any audited or unaudited financial statements of Parent included therein).

(f) Parent and its Subsidiaries maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information.

(g) Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that (i) all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosures.

(h) To the Knowledge of Parent, as of the date of this Agreement, there are no SEC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries and Parent has not received notice from any Governmental Authority of any malfeasance by any director or executive officer of Parent or any of its Subsidiaries. Since December 31, 2015 through the date of this Agreement, other than as has been resolved as of the date of this Agreement, Parent has not received from its independent auditors any written notification of a material weakness in Parent’s internal controls and there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of Parent or, to the Knowledge of Parent, the Parent Board or any committee thereof.

(i) Since December 31, 2015, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, auditor or accountant of Parent has received any material complaint, allegation, assertion or claim, in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any Subsidiary has engaged in questionable accounting or auditing practices.

Section 4.7 Absence of Certain Changes or Events.

(a) Since December 31, 2017 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the businesses of Parent and its Subsidiaries, taken as a whole, have been conducted in the ordinary course of business.

(b) Since December 31, 2017, there has not occurred any event, occurrence, effect, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as reflected, disclosed or reserved against in Parent’s balance sheets (or the notes thereto) included in the Parent SEC Documents and publicly available prior to the date hereof, (b) incurred in the ordinary course of business since December 31, 2017, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise (whether or not required to be reflected on a consolidated balance sheet of Parent (or the notes thereto) in accordance with GAAP).

Section 4.9 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries nor any asset or property of Parent or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or (b) would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.10 Permits; Compliance with Laws.

(a) (i) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for Parent and its Subsidiaries to own, lease and operate their respective properties and assets under and pursuant to all applicable Laws or to carry on their respective businesses as now being conducted under and pursuant to all applicable Laws (the “Parent Permits”), (ii) all such Parent Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of Parent, threatened, in each case, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) Since December 31, 2015, Parent and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Parent Permits, in each case, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(c) Since December 31, 2015 through the date of this Agreement, none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers or employees, has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority asserting that Parent or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any applicable Laws or Parent Permits or notifying Parent or any of its Subsidiaries regarding an investigation or possible non-compliance, except where any failure to be in such compliance or to be under such investigation (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.11 Information Supplied. None of the information (a) included or incorporated by reference in the Form S-4 will, at the time the Form S-4, or any amendment or supplement to it, is filed with the SEC, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it, or any amendment or supplement to it, is mailed to the Company Shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided that no representation or warranty is made by Parent in this Section 4.11 regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.

Section 4.12 Anti-Corruption Laws.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, since December 31, 2014, none of Parent, its Subsidiaries, any of its or their directors, officers, nor, to the Knowledge of Parent, any other employees, agents or other Persons while acting for or on behalf of Parent or any of its Subsidiaries, has violated the Anti-Corruption Laws.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries, as of the date of this Agreement, (i) is under external or internal investigation for any violation of the Anti-Corruption Laws, (ii) has received any written notice from any Governmental Authority regarding any violation of, or failure to comply with, any Anti-Corruption Laws or (iii) is the subject of any internal complaint, audit or review process regarding a violation of the Anti-Corruption Laws.

Section 4.13 Brokers. No investment banker, broker or finder other than as set forth on Section 4.13 of the Parent Disclosure Letter, the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries (including Merger Sub).

Section 4.14 Share Ownership. None of Parent, Merger Sub or any of their respective Subsidiaries owns (beneficially or otherwise) any Company Ordinary Shares (or any other economic interest through derivative securities or otherwise in the Company or its Subsidiary). To the knowledge of Parent, none of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns (beneficially or otherwise) any Company Ordinary Shares.

Section 4.15 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, Merger Sub has not and will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement and other immaterial liabilities incident to its formation or the transactions contemplated by this Agreement.

Section 4.16 Financing.

(a) Parent is a party to and has accepted a fully executed commitment letter dated May 7, 2018 (together with all exhibits and schedules thereto, the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”), pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Bridge Financing.”

(b) Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that could not in any event affect the conditionality, enforceability, availability or amount of the Bridge Financing.

(c) Except as expressly set forth in the Commitment Letter and the unredacted portions of the fee letters referenced above, there are no conditions precedent to the obligations of the Lenders to provide the Bridge Financing or any contingencies that would permit the Lenders to reduce the total amount of the Bridge Financing, including any condition or other contingency relating to the amount or availability of the Bridge Financing pursuant to any “flex” provision. As of the date hereof, Parent does not have any knowledge that any of the Lenders will not perform its obligations thereunder. As of the date hereof, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter to which Parent or any of its Subsidiaries is a party that could affect the availability, conditionality, enforceability or amount of the Financing contemplated by the Commitment Letter (except for the fee letters referenced above).

(d) As of the date hereof, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2 at the Closing, the net proceeds contemplated from the Bridge Financing, when funded in accordance with the Commitment Letter, together with cash on hand of Parent, will be sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the cash portion of the Merger Consideration, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Company, any payments in respect of equity compensation obligations to be made on the Closing Date in connection with the Merger, and any repayment or refinancing of any outstanding indebtedness of the Company and its Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letter to be repaid or refinanced at Closing (such amounts, collectively, the “Merger Amounts”).

(e) As of the date hereof, the Commitment Letter constitutes the legal, valid and binding obligation and is in full force and effect with respect to Parent and, to the Knowledge of Parent, the other parties thereto, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law. As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would or would reasonably be expected to constitute a breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letter, and, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2 at the Closing, Parent does not have any reason to believe that any of the conditions to the Bridge Financing will not be satisfied by Parent on a timely basis on or prior to the Closing Date or that the amount of the Bridge Financing necessary for Parent to consummate the transactions contemplated hereby will not be available to Parent on the date of the Closing. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement. As of the date hereof, the Commitment Letter has not been modified, amended or altered and none of the respective commitments thereunder has been withdrawn or rescinded in any respect, and, to the knowledge of Parent, no withdrawal or rescission thereof is contemplated; provided, that Parent is currently contemplating the refinancing of the Bridge Financing provided pursuant to the Commitment Letter with permanent debt or equity financing.

(f) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

Section 4.17 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent and Merger Sub are not relying on) any representation or warranty, express or implied, to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or Affiliates resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or Affiliates or in any other form in connection with the transactions contemplated by this Agreement, except to the extent any such information is expressly included in a representation or warranty contained in Article III.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth on Section 5.1 of the Company Disclosure Letter, (A) the Company shall, and shall cause its Subsidiaries to, conduct the business of the Company and its Subsidiaries in the ordinary course of business in all material respects and, to the extent consistent therewith, use commercially reasonable efforts to preserve its material assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, regulators and business partners, and (B) the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly (it being understood that if any action is permitted by any of the following sub-sections of this Section 5.1, such action shall be deemed permitted pursuant to Section 5.1(A)):

(a) amend (i) the Articles of Association or (ii) such equivalent organizational or governing documents of any of its Subsidiaries, other than amendments to such documents of any of its Subsidiaries that would not be adverse in any material respect to Parent or Merger Sub and would not reasonably be expected to prevent, impede or delay the consummation of any of the Merger or the other transactions contemplated by this Agreement;

(b) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire the Company’s capital stock or other equity or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s capital stock or other equity or voting securities; provided that the Company may repurchase or otherwise acquire shares in connection with (i) the applicable Company Equity Plan in effect as of the date of this Agreement, (ii) the acceptance of Company Ordinary Shares as payment for the per share exercise price of the Company Equity Awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards, in each case in accordance with the applicable Company Equity Plan or (iii) the forfeiture of Company Equity Awards;

(c) issue, sell, pledge, dispose of, encumber, grant or authorize the same with respect to, any shares of the Company’s or its Subsidiaries’ capital stock, or other equity or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting securities; provided that the Company may take any of the foregoing actions in connection with any Company Option issued or granted in compliance with Section 5.11(f) and the Company may issue shares of the Company’s capital stock upon the settlement of any Company Equity Award outstanding as of the date of this Agreement in accordance with its terms as in effect on the date of this Agreement;

(d) except with respect to the dividend contemplated by Section 5.21 and the payment of the dividend declared by the Company prior to the date hereof with a payment date of May 6, 2018, declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than cash dividends and distributions paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or any other direct or indirect wholly owned Subsidiary of the Company;

(e) except to the extent required pursuant to any Company Benefit Plan or Labor Agreement as in effect on the date of this Agreement, (i) establish, adopt, enter into any new, amend, terminate, or take any action to accelerate rights under, any Company Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Benefit Plan if it had been in effect on the date of this Agreement (except that the Company and its Subsidiaries may enter into offer letters and employment agreements with newly hired employees in the ordinary course of business so long as such offer letters and agreements are pursuant to the standard form agreement used by the Company and its Subsidiaries in the applicable jurisdiction and do not provide for any notice or severance pay in excess of amounts required under applicable Law); (ii) grant or pay, or commit to grant or pay, any bonus or incentive award or payment; (iii) increase, or commit to increase, the amount of the compensation or benefits of any employee of the Company or any Subsidiary of the Company, except for increases in base salaries or hourly rates of pay of employees in the ordinary course of business and consistent with past practice in an amount not to exceed, for all increases in the aggregate, 3% of the aggregate annual cost of base salaries and hourly rates of pay for all employees of the Company measured as of the date hereof; (iv) accelerate the time of payment or funding of any amounts under, or increase the amount of funding required pursuant to, any Company Benefit Plan; (v) hire or make an offer to hire, or promote, any employee to the position of (1) Chief Executive Officer, or (2) a position that directly reports to the Chief Executive Officer (each, a “Senior Employee”); or (vi) terminate the employment of any Senior Employee other than for cause;

(f) forgive any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise, except in the ordinary course of business;

(g) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, any division or segment thereof or any assets of any other Person comprising a business or division or segment thereof;

(h) sell, pledge, dispose of, transfer, abandon, allow to lapse, dedicate to the public, lease, license, mortgage, grant any Lien (other than Permitted Liens) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights of the Company or any of its Subsidiaries having a fair market value in excess of $50 million in the aggregate, except (i) sales in the ordinary course of business, (ii) transfers solely among the Company and its direct or indirect wholly owned Subsidiaries or among its direct or indirect wholly owned Subsidiaries, (iii) disposition of obsolete tangible assets or expired or stale inventory, (iv) with respect to leases, licenses or other similar grants of real property, any grant, amendment, extension, modification, or renewal in the ordinary course of business, or (v) non-exclusive licenses of Intellectual Property Rights to customers or suppliers in their capacities as such in the ordinary course of business;

(i) redeem, pay, discharge or satisfy any Indebtedness that has a material repayment cost, “make whole” amount or prepayment penalty (other than Indebtedness incurred by the Company or its direct or indirect Subsidiaries and owed to the Company or its direct or indirect Subsidiaries), except as required by the terms of any Contract existing as of the date hereof; provided that for such purposes costs of up to 1% of the amount of Indebtedness so redeemed, paid, discharged or satisfied shall not be deemed material;

(j) (i) except as between or among the Company and/or one or more direct or indirect wholly owned Subsidiaries of the Company, incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries except for Indebtedness (A) under existing credit facilities or lines of credit or commercial paper program in connection with the ordinary course operations of the business or to consummate an acquisition permitted by the terms of this Agreement, or (B) Indebtedness not exceeding $50 million incurred in connection with acquisitions permitted under (g) above, and (ii) except in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person;

(k) (i) terminate, materially amend or modify, renew (other than automatic renewals), or waive any material rights under, any Company Material Contract or material Real Property Lease or (ii) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, in each case other than (A) in the ordinary course of business or (B) to take any of the actions permitted by this Section 5.1;

(l) amend, modify or extend, in each case in any material respect, any existing Labor Agreement, or enter into any new agreement or arrangement that would be a Labor Agreement if it had been in effect on the date of this Agreement, except (i) as required by Law or as required pursuant to an applicable Contract in effect as of the date of this Agreement or (ii) where such actions are made in the ordinary course of business on terms that do not impose any additional material obligations;

(m) make any material change to its methods of financial accounting, except as required by IFRS (or any interpretation thereof) or a Governmental Authority or quasi-Governmental Authority;

(n) make any capital expenditures in an aggregate amount that exceeds 10% of the budgeted amounts set forth in Section 5.1 of the Company Disclosure Letter for the respective periods set forth therein;

(o) cancel, forfeit, fail to renew, fail to continue to prosecute, abandon or allow to lapse (except with respect to patents expiring in accordance with their terms) any material Company Owned Intellectual Property Rights;

(p) (i) change any material aspect of its method of Tax accounting, (ii) file any material amendment to a material Tax Return, (iii) settle or compromise any audit or Proceeding with respect to material Tax matters, (iv) agree to an extension or waiver of the statute of limitations with respect to material Taxes or (v) surrender any right to claim a material Tax refund;

(q) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than (i) in connection with acquisitions permitted under (g) above or (ii) solely among direct or indirect wholly owned Subsidiaries of the Company and so long as such transaction would not be adverse in any material respect to Parent or Merger Sub and would not reasonably be expected to prevent, impede or delay the consummation of any of the Merger or the other transactions contemplated by this Agreement;

(r) release, compromise, assign, settle or agree to settle any Proceeding, other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by Parent, the Company or any of their respective Subsidiaries) of an amount not greater than $10 million in the aggregate;

(s) terminate, cancel or let lapse, in each case voluntarily, a material existing insurance policy covering the Company and its Subsidiaries and their respective properties, assets and businesses, unless substantially concurrently with such termination, cancellation or lapse, replacement policies underwritten by reputable insurance companies providing coverage at least substantially equal in all material respects to the coverage under the terminated, canceled or lapsed policies, as applicable, are entered into;

(t) announce, implement or effect any facility closing;

(u) discontinue any material line of business; or

(v) commit to, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time, and the Company and its Subsidiaries shall not be required to violate any Law. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2 Conduct of Business by Parent Pending the Merger. Parent covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth in Section 5.2 of the Parent Disclosure Letter, (A) Parent shall, and shall cause its Subsidiaries to, conduct the business of Parent and its Subsidiaries in the ordinary course of business in all material respects and, to the extent consistent therewith, use commercially reasonable efforts to preserve its material assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, regulators and business partners and (B) Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly (it being understood that if any action is permitted by any of the following sub-sections of this Section 5.2, such action shall be deemed permitted pursuant to Section 5.2(A)):

(a) amend the Parent Organizational Documents in a manner that would be disproportionately (relative to other holders of Parent Common Stock) adverse to the Company or the shareholders of the Company or would, or would reasonably be expected to, prevent, impede or delay the consummation of any of the Merger or the other transactions contemplated by this Agreement;

(b) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire Parent’s capital stock or other equity or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Parent’s capital stock or other equity or voting securities; provided that Parent may (i) for up to five (5) Business Days from the date hereof, repurchase up to an aggregate of $10 million of Parent shares through open market repurchases subject to compliance with applicable Laws and

(ii) repurchase or otherwise acquire shares in connection with (I) the acceptance of Parent Common Stock as payment for the per share exercise price of equity awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of equity awards, in each case in accordance with the applicable equity plan or (II) the forfeiture of equity awards;

(c) issue, sell, pledge, dispose of, encumber, grant or authorize the same with respect to, any shares of Parent Common Stock, or other equity or voting securities of Parent, or any options, warrants, convertible securities or other rights of any kind to acquire any Parent Common Stock or other equity or voting securities of Parent, in each case to the extent any such actions contemplated by this clause (c) (either alone or together with the Parent Stock Issuance or any other transaction or issuance) would require, prior to the Closing, a vote of the shareholders of Parent under the requirements or rules of the NYSE or otherwise;

(d) except with respect to the regular quarterly cash dividends, in amounts and with record and payment dates for such dividends consistent with past practice, declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or any of its Subsidiaries’ capital stock or other equity interests with a record date that is prior to the Closing, other than cash dividends and distributions paid by any direct or indirect wholly owned Subsidiary of Parent to Parent or any other direct or indirect wholly owned Subsidiary of Parent;

(e) merge or consolidate Parent with any Person (excluding any wholly-owned Subsidiary of Parent so long as Parent is the surviving corporation in such transaction and such transaction would not, and would not reasonably be expected to, prevent, impede or delay the consummation of any of the Merger or the other transactions contemplated by this Agreement) or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of Parent; or

(f) commit to, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Notwithstanding the foregoing, nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the business or operations of Parent or its Subsidiaries at any time prior to the Effective Time, and Parent and its Subsidiaries shall not be required to violate any Law. Prior to the Effective Time, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.3 Preparation of the Form S-4 and the Proxy Statement; Company Shareholders’ Meeting.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company (with Parent’s reasonable cooperation) shall prepare the Proxy Statement and (ii) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Proxy Statement will be included, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to (A) cause the Form S-4 and the Proxy Statement to comply with applicable Law

(including the applicable rules and regulations promulgated by the SEC), (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state or other securities Laws in connection with the issuance of Parent Common Stock in connection with the Merger (the “Parent Stock Issuance”) and (C) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Merger.

(b) Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company (other than regarding a Company Acquisition Proposal or Company Adverse Recommendation Change), in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon; provided that, without limiting Section 5.10, with respect to documents filed by a party which are incorporated by reference in the Form S-4 or the Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, (other than regarding a Company Acquisition Proposal or Company Adverse Recommendation Change) following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC, the ISA, TASE and LSE, as applicable, and, to the extent required by applicable Law, disseminated to the shareholders of the Company. Parent shall notify the Company promptly of the time when the Form S-4 has become effective, or the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each party shall notify the other promptly of the receipt of any comments from the SEC, ISA, TASE or LSE or the staff of the SEC, ISA, TASE or LSE and of any request by the SEC, ISA, TASE or LSE or the staff of the SEC, ISA, TASE or LSE for amendments or supplements to the Form S-4 or the Proxy Statement, as applicable, or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC, ISA, TASE or LSE or their respective staff, as applicable, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger or the Company Shareholder Meeting.

(c) Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as reasonably practicable following the effectiveness of the Form S-4, set a record date for, duly call, give notice of, convene and hold a special meeting of the Company’s shareholders (together with any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of seeking the Company Shareholder Approval, and shall submit such proposal to such holders at the Company Shareholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Shareholders’ Meeting without the prior written consent of Parent, other than (i) a customary proposal regarding adjournment of the Company Shareholders’ Meeting and (ii) one or more proposals to the extent required or appropriate to approve compensation arrangements for officers, employees or Affiliates of the Company contemplated by this Agreement (including the Company Disclosure Letter). For the avoidance of doubt, the proposals described in clause (ii) of the preceding sentence shall be submitted for approval as separate items from the Merger Proposal and shall in no event be deemed to be included within the definition of “Company Shareholder Approval” or otherwise constitute a condition to the effectiveness of the Merger or the consummation of any of the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Shareholders’ Meeting without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided that without Parent’s prior written consent, the Company may adjourn or postpone the Company Shareholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders’ Meeting or (ii) to a date that is in the aggregate not more than thirty (30) days following the originally scheduled date (or the date rescheduled pursuant to clause (i) hereof) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders’ Meeting or to obtain the Company Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Shareholder Approval. If the Company Board has not made a Company Adverse Recommendation Change in accordance with Section 5.8, the Company shall, through the Company Board, make the Company Recommendation, include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to (I) solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger in accordance with Israeli Law and (II) otherwise seek to obtain the Company Shareholder Approval at the Company Shareholders’ Meeting. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with Section 7.1, the obligations of the parties hereunder shall continue in full force and effect. For the avoidance of doubt, unless this Agreement is terminated in accordance with Section 7.1, neither the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal) nor the making of any Company Adverse Recommendation Change shall obviate or otherwise affect the obligation of the Company to set a record date for, duly call, give notice of, convene and hold a special meeting of the Company’s shareholders in accordance with this Section 5.3(c).

Section 5.4 Merger Proposal; Certificate of Merger.

(a) Subject to the ICL and the regulations promulgated thereunder, as soon as reasonably practicable following the date of this Agreement, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 5.4(a); provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.4(a) accordingly): (i) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably acceptable to the parties hereto (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (ii) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders’ Meeting, (iii) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (iv) (A) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (y) in a popular newspaper outside of Israel as may be required by applicable Law; (B) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee”, if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A) of this Section 5.4(a)(iv)), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (v) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clauses (iii) and (iv) of this Section 5.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval, and (vii) in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, that in no event shall be prior to the lapse of 50 days from the filing of the Merger Proposal with the Companies Registrar and 30 days from the date the Company Shareholder Approval is received, as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date. For purposes of this Section 5.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b) Concurrently with the execution of this Agreement, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other transactions contemplated hereby. No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 5.5 Stock Exchange Listings.

(a) Promptly following the date of this Agreement, Parent shall take all actions necessary in order to list the shares of Parent Common Stock on the TASE immediately prior to the Effective Time, and shall use its reasonable best efforts to obtain, prior to the Closing Date, the agreement of the TASE to list such shares of Parent Common Stock and shares of Parent Common Stock to be issued in connection with the Merger on the TASE.

(b) Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, at or prior to the Effective Time.

Section 5.6 Appropriate Action; Consents; Filings.

(a) Without limiting the conditions to Merger set forth in Article VI, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or nonactions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iii) the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iv) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority vacated or reversed; and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement. Each of the parties hereto shall, in consultation and cooperation with the other parties and as promptly as practicable but in no event later than as required by Law (and with respect to notifications required under the HSR Act, in any event within ten (10) Business Days of the date hereof), make its respective notices, filings and applications under the HSR Act and any other applicable Antitrust Law with respect to the transactions contemplated by this Agreement. Neither the Company nor Parent will withdraw any such notices, filings or applications without the prior written consent of the other party. Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company and Parent. Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), none of the Company or any of its Subsidiaries will make any material payment to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(b) Each of Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, if applicable, on the one hand, and the Company, on the other hand, shall (i) promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other to review (to the extent not prohibited by applicable Law or by the applicable Governmental Authority) and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or substantive communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority or private party, including informing the other party as soon as practicable of any such investigation, inquiry or Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Proceeding initiated by a private party, to any other Person. In addition, each of the parties hereto will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Proceeding by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority, not participate or attend any meeting or conference, or engage in any communication, with any Governmental Authority or such other Person in respect of the transactions contemplated by this Agreement without offering the other party the possibility to participate, attend or engage in such meetings, conferences or communications, and in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or substantive communication, keep such party apprised with respect thereto. To the extent not prohibited by applicable Law or by the applicable Governmental Authority, each party shall furnish to the other copies of all filings, submissions, correspondence and communications between it and its Subsidiaries and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Proceeding initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.

(c) The parties shall jointly develop the strategy relating to the Antitrust Laws and consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either party in connection with proceedings under or relating to any Antitrust Law prior to their submission; provided, that, without limiting Parent’s obligations under this Section 5.6, Parent shall ultimately control the strategy relating to the Antitrust Laws and shall have final decision-making authority with respect to such strategy to the extent required to insure that Parent can meet its obligations in this Section 5.6 and its ability to consummate the transactions contemplated by this Agreement as promptly as practicable and in any event prior to the Termination Date (provided, that Parent shall have consulted with the Company with respect to such strategy and decision and considered the Company’s views in good faith).

(d) Without limiting the generality of the foregoing, Parent shall, and shall cause each of its Subsidiaries to, take any and all actions necessary to obtain each Consent required under or in connection with any applicable Antitrust Law, and to enable all waiting periods under any applicable Antitrust Law to expire or terminate, and to avoid or eliminate each and every impediment under any applicable Antitrust Law that may be asserted by any Governmental Authority so as to enable the consummation of the Merger as promptly as practicable, and in any event prior to the Termination Date, including at Parent’s sole cost (i) comply with all restrictions and conditions, if any, imposed or requested by any Governmental Authority with respect to Antitrust Laws in connection with granting any necessary clearance or terminating any applicable waiting period, including (A) agreeing to sell, divest, hold separate, license, cause a third party to acquire, or dispose of, otherwise encumber or impair or take any other action with respect to any Subsidiary, operations, divisions, businesses, product lines, customers, assets or properties of Parent, its Affiliates, the Company or its Subsidiaries contemporaneously with or after the Closing and regardless as to whether a third party has been identified or approved prior to the Closing, (B) taking or committing to take such other actions that may limit or otherwise affect Parent’s, its Subsidiaries’, the Company’s or its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, product lines, customers, assets or properties and (C) entering into any Order, consent decree or other agreement to effectuate any of the foregoing and (ii) oppose fully and vigorously any request for, the entry of, and seek to have vacated or terminated, any Order of any Governmental Authority with respect to Antitrust Laws that could restrain, prevent or delay the Closing, including by defending through litigation (including by retaining all appropriate expert witnesses and consultants) any action asserted by any Person in any court or before any Governmental Authority with respect to Antitrust Laws and by exhausting all avenues of appeal, including appealing properly any adverse decision or Order by any Governmental Authority with respect to Antitrust Laws. The Company shall be permitted to participate in all aspects of the defense of such proceedings and Parent shall use its reasonable best efforts to prevail in such proceedings. Notwithstanding the foregoing, Parent shall not be required to take, or agree to take, any of the actions contemplated by this Section 5.6(d) with respect to Parent, the Surviving Company or any of their respective Subsidiaries if any such actions would, individually or in the aggregate, reasonably be expected to be material and adverse to Parent, the

Surviving Company and their respective Subsidiaries (but measured on a scale relative to the Company and its Subsidiaries, taken as a whole), it being understood that the Company shall neither agree nor permit any of its Subsidiaries to agree without the prior written consent of Parent to take any such actions (provided that, if the Parent so directs, the Company shall agree, so long as such agreement or action is conditioned upon the Closing). Nothing in this Section 5.6(d) shall require either Parent or the Company to effectuate or agree to effectuate any of the transactions or restrictions contemplated by this Section 5.6(d) unless such transactions or restrictions are conditioned upon the Closing.

(e) Without limiting Section 5.6(d), each of the parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially impede, materially delay or prevent or adversely affect (i) the obtaining of any Consent of any Governmental Authority or expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement or (ii) the consummation of the transactions contemplated by this Agreement.

Section 5.7 Access to Information; Confidentiality. The Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, during normal business hours and upon reasonable notice, throughout the period from the date of this Agreement to the Effective Time (or until the earlier termination of this Agreement in accordance with Section 7.1), to the personnel, advisors, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish reasonably promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries, in each case as may reasonably be requested by Parent to prepare for the Closing; provided that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Merger Sub if such disclosure would, in the reasonable judgment of the Company, (a) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (b) jeopardize any attorney-client or other legal privilege; provided, further, that in each such case, the Company shall use commercially reasonable efforts to cooperate with Parent to enable Parent and Parent’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that Parent and Parent’s Representatives may have access to such information. No investigation or access permitted pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the Company hereunder. All information furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives pursuant to this Section 5.7 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.8 No Solicitation by the Company.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in this Section 5.8, (i) the Company shall, and shall cause its Subsidiaries and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to any Company Acquisition Proposal, (ii) the Company shall not, and shall cause its Subsidiaries and its and their respective officers and directors not to, and shall instruct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (A) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information) the making or submission of a Company Acquisition Proposal, (B) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions) or (C) grant any waiver or release under any standstill or similar agreement (except that if the Company Board determines in good faith that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under Israeli Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue a Company Acquisition Proposal), (iii) the Company shall not provide any third party and shall, within two (2) Business Days of the date of this Agreement, terminate access of any third party who has made or indicated an interest in making a Company Acquisition Proposal to any data room (virtual or actual) containing any nonpublic information of the Company or any of its Subsidiaries and (iv) within two (2) Business Days of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal with the Company or any of its Subsidiaries.

(b) Notwithstanding Section 5.8(a), at any time prior to obtaining the Company Shareholder Approval (and in no event after receipt of the Company Shareholder Approval), if the Company receives a bona fide Company Acquisition Proposal from a third party made after the date of this Agreement that did not result from a material breach of Section 5.8(a), then the Company may (i) contact the Person or any of its Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, (ii) afford access to or furnish information concerning itself and its business, properties or assets or provide access to a data room (virtual or actual) to such Person or any of its Representatives pursuant to a confidentiality agreement (which the Company and its Representatives shall be permitted to negotiate) with confidentiality terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Company Superior Proposal. The Company shall (A) promptly (and in any case within forty-eight (48) hours) provide Parent notice (1) of the receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, draft agreements relating to, and/or other written materials that describe any such Company Acquisition Proposal, and (2) of any inquiries, proposals or offers by third parties received by, any requests by third parties for nonpublic information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) by third parties with, the Company or any of its Representatives concerning a Company Acquisition Proposal, and disclose the material terms of such offer, proposal or request, (B) make available to Parent, substantially concurrently with the time it is provided or made available to such party, all material nonpublic information, including copies of all material written materials, made available by the Company to such party but not previously made available to Parent and (C) keep Parent informed on a reasonably prompt basis of the status and material events (including amendments and proposed amendments to any material terms) regarding any such Company Acquisition Proposal or other inquiry, offer, proposal or request, providing to Parent unredacted copies of any additional or revised written proposals or draft agreements relating to such Company Acquisition Proposal or other inquiry, offer, proposal or request. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 5.8.

(c) Except as permitted by this Section 5.8, the Company Board shall not (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Merger Sub, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) publicly recommend or declare advisable any Company Acquisition Proposal, or (iv) adopt, authorize or approve any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement providing for any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.8(b)) (any action described in the foregoing clauses (i) through (iv) of this sentence being referred to as a “Company Adverse Recommendation Change”).

(d) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to the receipt of the Company Shareholder Approval (and in no event after receipt of the Company Shareholder Approval), the Company Board receives a Company Acquisition Proposal that did not result from a material breach of Section 5.8(a) and that the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, constitutes a Company Superior Proposal, the Company Board may (i) effect a Company Adverse Recommendation Change or (ii) cause the Company to terminate this Agreement pursuant to Section 7.1(c)(ii) in order to enter into a definitive agreement providing for such Company Superior Proposal if, in each case, (A) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Israeli Law, (B) the Company has notified Parent in writing at least four (4) Business Days before taking such action that it intends to effect a Company Adverse Recommendation Change pursuant to this Section 5.8(d) or terminate this Agreement pursuant to Section 7.1(c)(ii), (C) the Company’s notice delivered pursuant to the foregoing clause (B) attaches the proposed definitive agreement or the most current version of any proposed agreement between the Company and the Person making such Company Superior Proposal, if any, or a reasonably detailed summary of all material terms of such Company Superior Proposal and the identity of the offeror, if no such agreement exists, (D) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 5.8(d), the Company and the Company’s relevant Representatives shall have discussed and negotiated in good faith (to the extent Parent desires to negotiate) with Parent and Parent’s relevant Representatives any proposed modifications to the terms and conditions of this Agreement in response to such Company Superior Proposal, and (E) no earlier than the end of such four-(4)-Business Day period, the Company Board shall have determined in good faith, after consultation with its outside financial advisor and outside legal counsel, and after taking into account any proposal by Parent to amend or modify the terms of this Agreement irrevocably offered by Parent in writing, that the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Company Superior Proposal, a new written notification from the Company consistent with that described clause (B) of this Section 5.8(d) shall be required and a new notice period under clause (B) of this Section 5.8(d) shall commence, during which notice period the Company shall be required to comply with the requirements of this Section 5.8(d) anew, except that such new notice period shall be for two (2) Business Days (as opposed to four (4) Business Days)).

(e) Notwithstanding anything in this Agreement to the contrary, other than in connection with a Company Superior Proposal (which shall be subject to Section 5.8(d) and shall not be subject to this Section 5.8(e)), prior to obtaining the Company Shareholder Approval (and in no event after receipt of the Company Shareholder Approval), the Company Board may, in response to or as a result of a Company Intervening Event, take any action prohibited by clauses (i) or (ii) of Section 5.8(c), if (i) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Israeli Law, (ii) the Company has notified Parent in writing that it intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.8(e) (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.8(e), the Company and the Company’s relevant Representatives shall have discussed and negotiated in good faith (to the extent Parent desires to negotiate) with Parent and Parent’s relevant Representatives any proposed modifications to the terms and conditions of this Agreement, and (iv) no earlier than the end of such four (4) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel, and after taking into account any proposal by Parent to amend or modify the terms of this Agreement irrevocably offered by Parent in writing, that the failure to take such action would still be inconsistent with its fiduciary duties under Israeli Law.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its shareholders a position or opinion contemplated by Section 329 of the ICL or issuing a “stop, look and listen” or similar statement to its shareholders, or (ii) making any disclosure to its shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under Israeli Law or would reasonably likely conflict with or violate any applicable Law or the rules or requirements of the TASE or the LSE; provided, however, that (A) in no event shall this Section 5.8(f) affect or modify the definition of Company Adverse Recommendation Change and (B) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or by the ICL) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed.

(g) References in this Section 5.8 to the Company Board shall include any committee thereof.

Section 5.9 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees (in the case of employees, only such persons who are covered by the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance as of the date hereof) of the Company (the “D&O Indemnified Parties”) as provided in the Articles of Association or any indemnification Contract between such Person and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of seven (7) years from the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Articles of Association as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the final disposition of such action or final resolution of such claim.

(b) Notwithstanding anything to the contrary set forth in this Section 5.9 or elsewhere in this Agreement, without the prior express written consent of the applicable D&O Indemnified Party, neither Parent nor any of its Subsidiaries (including the Surviving Company and any of its Subsidiaries) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification is sought by a D&O Indemnified Party under or as contemplated by this Agreement unless such settlement, compromise, consent or termination does not include any admission of wrongdoing by such D&O Indemnified Party and includes an unconditional release of such D&O Indemnified Party from all liability arising out of such claim, proceeding, investigation or inquiry.

(c) Prior to the Effective Time, the Company shall, or, if the Company is unable to, Parent shall cause the Surviving Company as of or after the Effective Time to, purchase a seven (7)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this

Agreement and the transactions or actions contemplated by this Agreement), and the Surviving Company and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored; provided that such “tail” policy shall be consistent in all material respects with the terms set forth in the Company’s compensation policy adopted (whether before or after the date of this Agreement) in accordance with the ICL; provided further that the Company shall not pay, and the Surviving Company shall not be required to pay, to secure such “tail” policy in excess of seven hundred percent (700%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of such existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, but in such case shall purchase as much coverage as reasonably practicable for such amount. If the Company or the Surviving Company for any reason fails to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of seven (7) years from the Effective Time, cause the Surviving Company to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided that after the Effective Time, Parent shall not be required to pay annual premiums in excess of three hundred and fifty percent (350%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of such coverage, but in such case shall continue to be maintained as much coverage as reasonably practicable for such amount.

(d) The covenants contained in this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise.

(e) In the event that Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors or assigns or transferees of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 5.9.

Section 5.10 Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Subsidiaries, will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Merger or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of a recognized securities exchange, including the NYSE, the TASE and the LSE, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, (a) without prior consent of the other parties, each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties and (b) this Section 5.10 shall not apply to any press release or other public announcement or disclosure by the Company of any information concerning any Company Acquisition Proposal or this Agreement or the transactions contemplated by this Agreement in connection with or following a Company Adverse Recommendation Change.

Section 5.11 Employee Benefits; Labor.

(a) For purposes of this Section 5.11, the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the first anniversary of the Effective Time.

(b) Except where applicable Law or the provisions of a Labor Agreement require more favorable treatment, during the Continuation Period, Parent shall, or shall cause a Subsidiary of Parent to, provide to each Covered Employee for so long as such Covered Employee remains employed by Parent or any of its Subsidiaries during the Continuation Period, (i) a base salary or wage rate at least equal to the base salary or wage rate of such Covered Employee immediately prior to the Effective Time, (ii) annual or other short-term cash incentive compensation opportunities at least equal to the annual or other short-term cash incentive compensation opportunities of such Covered Employee immediately prior to the Effective Time, (iii) equity or equity-based incentive compensation opportunities at least equal to the equity or equity-based incentive compensation opportunities of such Covered Employee immediately prior to the Effective Time, and (iv) employee benefits (excluding equity and equity-based compensation, retention benefits and change in control benefits) that are substantially comparable in the aggregate to the employee benefits provided by the Company or its Subsidiaries to such Covered Employees immediately prior to the Effective Time.

(c) In the event any Covered Employee first becomes eligible to participate under any employee benefit plan or compensation plan maintained by Parent or any of its Subsidiaries (a “Parent Benefit Plan”) following the Effective Time, Parent shall, or shall cause a Subsidiary of Parent to use commercially reasonable efforts to, (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Benefit Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under any similar Company Benefit Plan in which the Covered Employee participated immediately prior to coverage under the Parent Benefit Plan; and (ii) provide each Covered Employee with credit for any co-payments, out-of-pocket requirements and deductibles paid prior to the Covered Employee’s coverage under any Parent Benefit Plan during the plan year in which such Covered Employee first becomes eligible to participate under such Parent Benefit Plan, to the same extent such credit was given under any similar Company Benefit Plan that Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan, in satisfying any applicable co-payment, deductible or out-of-pocket requirements under the Parent Benefit Plan for the plan year in which such Covered Employee first becomes eligible to participate under such Parent Benefit Plan.

(d) As of the Effective Time, Parent shall recognize, or shall cause a Subsidiary of Parent to recognize, all service of each Covered Employee prior to the Effective Time to the Company and any of its Subsidiaries (or any predecessor entities of the Company or any of its Subsidiaries) for purposes of vesting, eligibility and, solely in respect of vacation and severance entitlements, benefit accrual under any Parent Benefit Plan established or maintained for the benefit of Covered Employees, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective

Time; provided, that, (i) for the avoidance of doubt, such service shall not be recognized with respect to any Parent Benefit Plan that provides defined benefit pension benefits or retiree welfare benefits and (ii) such recognition of service shall not apply for purposes of any Parent Benefit Plan under which similarly situated employees of Parent or its Subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation. In no event shall anything contained in this Section 5.11 result in any duplication of benefits for the same period of service.

(e) If the Closing occurs prior to the payment of annual bonuses for 2018:

(i) to the extent that a Covered Employee (other than any Covered Employee who is employed at the Company’s headquarters or is an “office holder” of the Company (as such term is defined in the ICL)) who participates as of immediately prior to the Closing in a Company Benefit Plan that is an annual bonus plan (a “Company Bonus Plan”) remains employed through December 31, 2018, Parent shall cause the Company to pay such Covered Employee an annual bonus for such year based on the actual level of achievement of the applicable performance goals in accordance with the terms and conditions of the applicable annual bonus plan at the time that annual bonuses are payable in the ordinary course consistent with past practice;

(ii) to the extent that a Covered Employee who is employed at the Company’s headquarters or is an “office holder” of the Company (as such term is defined in the ICL) remains employed through December 31, 2018, Parent shall cause the Company to pay such Covered Employee an annual bonus for such year as described in Section 5.11(e) of the Company Disclosure Letter; and

(iii) if an applicable Covered Employee’s employment with the Company and its Subsidiaries is terminated by the Company and its Subsidiaries without cause on or after the Closing and prior to December 31, 2018, such Covered Employee shall receive a prorated bonus payment (A) if such Covered Employee is not employed at the Company’s headquarters and is not an “office holder” of the Company (as defined in the ICL), within thirty (30) days following the date on which bonuses are paid to active employees under the Company Bonus Plan equal to the product of (x) the full annual bonus for the year of termination based on the actual level of achievement of the applicable performance goals, multiplied by (y) a fraction, the numerator of which is the number of days between January 1, 2018 and the date of such termination of employment and the denominator of which is the total number of days in calendar year 2018 (the “Proration Fraction”), or (B) if such Covered Employee is employed at the Company’s headquarters or is an “office holder” of the Company (as defined in the ICL), within thirty (30) days following the date on which bonuses are paid to active employees under the Company Bonus Plan equal to the product of (x) the full annual bonus for the year of termination to which such Covered Employee would have been entitled under Section 5.11(e)(ii), multiplied by (y) the Proration Fraction.

(f) The Company and Parent agree to take the actions set forth on Section 5.11(f) of the Company Disclosure Letter.

(g) If requested by Parent in a writing delivered to the Company not less than ten (10) Business Days prior to the Closing Date, the Company and Company Subsidiaries shall, or shall cause their boards of directors (or the appropriate committees thereof), to adopt resolutions and take such corporate action as is necessary to terminate each 401(k) plan of the Company and Company Subsidiaries specified by Parent, effective as of immediately prior to the Closing. The form and substance of such resolutions shall be subject to the review and approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). In the event that Parent requests that any Company 401(k) plan be terminated, (i) prior to the Closing Date and thereafter (as applicable), Parent shall take any and all action as may be required, including amendments to each applicable 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries, to permit each applicable Covered Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Covered Employee from the applicable Company 401(k) plan to the corresponding Parent 401(k) plan, and (ii) the Covered Employees who were eligible to participate in any Company 401(k) plan as of immediately prior to the Effective Time shall be eligible to participate, effective as of the Effective Time, in the applicable Parent 401(k) plan.

(h) Prior to making any broad-based or other formal written communications to current or former employees of the Company or Company Subsidiaries pertaining to compensation or benefits matters set forth in this Section 5.11, the Company shall, or shall cause the relevant Company Subsidiary to, provide Parent with a copy of the intended communication and Parent shall have a reasonable period of time to review and comment on the communication.

(i) The parties hereto acknowledge and agree that all provisions contained in this Section 5.11 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, under this Agreement or in any Company Benefit Plan or (ii) to continued employment with the Company, Parent or their respective Subsidiaries or Affiliates. Nothing set forth in this Section 5.11 shall constitute an amendment or modification to, or adoption of, any Company Benefit Plan or any other plan, program, agreement or arrangement of the Company, the Company Subsidiaries, Parent or any of their respective Affiliates or any other arrangement covering employees of the Company, the Company Subsidiaries, Parent or any of their respective Affiliates.

Section 5.12 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any Indebtedness or any other liabilities or make any investments, other than those activities incident to its obligations under this Agreement or the transactions contemplated hereby.

Section 5.13 Rule 16b-3 Matters. Prior to the Effective Time, Parent shall take all such steps as may be reasonably necessary or advisable to cause any acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, if any, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.14 Financing and Financing Cooperation.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter (or (subject to the provisions of Section 5.14(c)), the proceeds of permanent Financing in lieu thereof) (taking into account any “flex provisions” set forth in the related fee letters) on or prior to the date upon which the Merger is required to be consummated pursuant to the terms of this Agreement, including by using reasonable best efforts to: (i) maintain in effect the Commitment Letter (provided, that the Commitment Letter may be amended, supplemented, modified and replaced as permitted by Sections 5.14(b) and (c)), (ii) negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) and (iii) satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis all conditions (other than those conditions that by their nature are to be satisfied at the Closing) in the Commitment Letter and the Definitive Agreements and comply with its obligations thereunder. In the event that all conditions contained in the Commitment Letter or the Definitive Agreements (other than the consummation of the Merger and those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, Parent shall use reasonable best efforts to cause the Lenders or other applicable Financing Sources to comply with their respective obligations thereunder, including to fund the Financing, and to enforce its rights, under the Commitment Letter and Definitive Agreements.

(b) Parent shall not without the prior written consent of the Company permit any amendment or modification to, replacement of, or any waiver of any material provision or remedy under, the Commitment Letter if such amendment, modification, replacement, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing (other than the addition of conditions to the consummation of any replacement financing that relate to purely ministerial matters, which conditions would not reasonably be expected to prevent, impede or delay the consummation of the Merger or the other transactions contemplated hereby), (B) reduces the aggregate amount of the Financing to less than the amount of the Bridge Financing contemplated by the Commitment Letter as of the date hereof, (C) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letter, the Financing or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against the other parties to the Commitment Letter as in effect on the date hereof in any material respect, or (D) could otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that no consent from the Company shall be required for (x) any amendment, replacement, supplement or modification of the Commitment Letter that adds lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the

Commitment Letter as of the date hereof (including in replacement of a Lender), (y) implementation or exercise of any “flex” provisions provided in any related fee letter as in effect as of the date hereof or (z) any amendment to, or replacement of or supplement or modification to, the Commitment Letter or Definitive Agreement so long as such action would not be prohibited by the foregoing clauses (A) through (D). Parent shall promptly notify the Company of any such amendment, modification, waiver or replacement and, upon request, deliver the Company a copy thereof.

(c) Parent shall have the right to substitute the proceeds of consummated equity or equity-linked offerings or debt offerings or other incurrences of debt (including unsecured notes) the proceeds of which are to be used to fund the Merger Amounts for all or any portion of the Bridge Financing contemplated by the Commitment Letter by reducing commitments under the Commitment Letter; provided, that to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of the consummation of the Merger on the Closing Date, the termination of this Agreement and the Termination Date (if the Closing Date had not occurred on such date). In the event that any portion of the Bridge Financing becomes unavailable and such portion is necessary to consummate the transactions contemplated by this Agreement, Parent will (i) use reasonable best efforts to obtain alternative debt financing in an amount sufficient, when taken together with Parent’s available cash on hand (including the proceeds of any permanent Financing) and any then-available portion of the Bridge Financing, to consummate the transactions contemplated by this Agreement and to pay the cash portion of the Merger Consideration and the other Merger Amounts from the same or other sources and (ii) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any substitute or alternative financing arranged in compliance herewith (and any Commitment Letter remaining in effect at the time in question). Parent shall provide the Company with prompt written notice of any actual or threatened material breach or default or termination or repudiation by any party to the Commitment Letter or any Definitive Agreement of which Parent becomes aware and the receipt of any written notice or other written communication from any Lender or other financing source with respect to any breach, default, termination or repudiation by any party to the Commitment Letter or any Definitive Agreement of any provision thereof; provided, that neither Parent nor any of its Affiliates shall be under any obligation to disclose any information that is subject to attorney client or similar privilege to the extent such privilege is asserted in good faith or otherwise would violate or contravene any Law or any obligation of confidentiality (it being agreed that Parent shall give notice to Company of the fact that it is withholding such information pursuant to this proviso, and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided, to the extent reasonably possible, in a manner that would not reasonably be expected to violate the applicable restriction). Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to consummate the Financing.

(d) Prior to the Closing, the Company shall provide and shall cause its Subsidiaries to provide, and shall use its reasonable efforts to cause their respective Representatives to provide, all customary cooperation as is reasonably requested by Parent in connection with the arrangement of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its

Subsidiaries), including by (i) making senior management and advisors of the Company and its Subsidiaries available to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, (ii) reasonably assisting Parent with Parent’s preparation of materials for rating agency presentations, bank information memoranda, offering memoranda, private placement memoranda, prospectus and similar documents used in connection with the Financing, and providing customary authorization letters in connection therewith, (iii) assisting with due diligence activities relating to the Company and its Subsidiaries, including financial and other information related thereto, at mutually agreeable times upon reasonable advance notice, (iv) furnishing Parent and the Lenders (A) IFRS audited consolidated statements of financial position, income statements and statements of comprehensive income, statements of changes in shareholders’ equity, and statements of cash flows of the Company and its Subsidiaries for each of the three most recently completed fiscal years ending at least ninety (90) days prior to the Closing Date, (B) IFRS unaudited consolidated statements of financial position, income statements and statements of comprehensive income, statements of changes in shareholders’ equity, and statements of cash flows for each subsequent fiscal quarter of the Company and its consolidated Subsidiaries ending after the date of the most recently ended fiscal year for which financial statements have been delivered pursuant to the foregoing clause (A) and at least sixty (60) days prior to the Closing Date (but, excluding the fourth quarter of any fiscal year), (C) as promptly as reasonably practicable, historical financial information regarding the Company and its Subsidiaries reasonably requested by Parent to permit Parent to prepare the pro forma financial statements referred to in paragraph 2(z) of Annex C of the Commitment Letter (as in effect on the date hereof); and (D) promptly, such other financial and other information regarding the Company as may be reasonably requested by Parent as is customarily required in connection with the execution of financings of a type similar to the Financing (the information described in clauses (A), (B) and (C) of this clause (iv), the “Required Information” , which Required Information shall be delivered in Compliant form), (vi) furnishing written notice to Parent if the Company shall have knowledge that the Required Information is no longer Compliant and supplementing the Required Information to the extent that any such Required Information is no longer Compliant and (v) requesting that its independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), customary agreed procedures letters (if required) and consents for use of their reports, on customary terms and consistent with customary practice in connection with any Financing. The foregoing notwithstanding, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.14 that would: (A) require the Company, its Subsidiaries or any Persons who are directors, officers or employees of the Company or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Financing or execute or deliver any certificate, document, instrument or agreement (other than customary authorization letters), (B) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (C) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense (other than any expense that is simultaneously reimbursed by Parent), liability or obligation in connection with the Financing prior to the Closing or have any obligation under any agreement, certificate, document or instrument be effective until the Closing, (D) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (E) (x) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material contract to which the Company or any of its Subsidiaries is a party or the organizational documents of the Company or its Subsidiaries or any Laws or (y) provide access to or require the disclosure of any information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client or other legal privilege of the Company or any of its Subsidiaries (in each case it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to this clause (E), and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided, to the extent reasonably possible, in a manner that would not reasonably be expected to violate the applicable restriction) or (F) require the preparation of any financial statements or information that are not reasonably available to it or prepared in the ordinary course of its financial reporting practice. Nothing contained in this Section 5.14 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them pursuant to this Section 5.14 and any information used in connection therewith (other than information provided in writing by the Company or its Subsidiaries in connection with its obligations pursuant to this Section 5.14), in each case, other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of Company, its Subsidiaries and/or their respective Representatives.

(e) Notwithstanding anything in this Agreement to the contrary, (i) the parties hereto acknowledge and agree that the provisions contained in this Section 5.14 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or any of its Subsidiaries with respect to the transactions contemplated by this Agreement and no other provision of this Agreement shall be deemed to expand such obligations and (ii) unless any such breach is the primary cause for the failure of the proceeds of the Financing necessary to consummate the Merger to be made available to Parent (it being understood that if the Company breaches in any material respect its obligations to deliver (or to cause its Subsidiaries or Representatives to deliver) the Required Information and for such Required Information to be Compliant and the proceeds of the Financing necessary to consummate the Merger are not made available to Parent as a result thereof, such breach by the Company of such obligations shall be deemed the “primary cause” of such failure), the breach by the Company, any of its Subsidiaries or any of their respective Representatives of their obligations set forth in this Section 5.14 shall not be taken into account with respect to whether any condition to the Closing set forth in this Agreement shall have been satisfied. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Subsidiaries be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(f) The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Financing, provided that such logos shall be used solely in a customary manner that is not intended or reasonably likely to harm or disparage the

Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Subject to the Confidentiality Agreement, the Company consents to Parent sharing the Company’s information with its potential Financing Sources and their Representatives subject to entering into customary confidentiality agreements with such potential Financing Sources and their Representatives.

(g) The Company shall, and shall cause its Subsidiaries to, deliver all notices, reasonably cooperate with Parent and take all other actions reasonably requested by Parent to facilitate the termination at the Closing of all commitments in respect of the Credit Agreements, the repayment in full on the Closing Date (or in the case of any letters of credit, cash collateralization, to the extent that Parent shall not have entered into an alternative arrangement with the applicable issuing bank) of all obligations in respect of the indebtedness under the Credit Agreements, and the release on the Closing Date of any Liens securing all such indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts and shall reasonably cooperate with Parent to obtain and deliver to Parent at least three (3) Business Days prior to the Closing Date executed payoff letters with respect to each such Credit Agreement (the “Payoff Letters”), in form and substance customary for financings of the type (and in the jurisdictions) to which such Payoff Letters relate, from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things and to the extent customary for financings of the type (and in the jurisdiction) to which such Payoff Letters relate, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the applicable Credit Agreement relating to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Closing, be released and terminated. The obligations of the Company pursuant to this Section 5.14(g) shall be subject to Parent providing all funds required to effect all such repayments and cash collateralization of (or alternative arrangement with respect to) letters of credit at or prior to the Closing.

Section 5.15 Tax Rulings.

(a) As soon as reasonably practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission, such confirmation not to be unreasonably withheld, conditioned or delayed) confirming that the cancellation and exchange of the Company 102 Options in accordance with Section 2.2 and conversion of the Company 102 Shares in accordance with Section 2.1(a) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Options or Company 102 Shares. The Company shall use reasonable best efforts to obtain the Options Tax Ruling prior to the Closing. If the Options Tax Ruling is not granted prior to the

Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 Options or Company 102 Shares to the Exchange Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained. The final text of the Israeli Options Tax Ruling and the Interim Option Tax Ruling, including appendices thereof, shall in all circumstances be subject to the prior review and comment (which shall not be unreasonably withheld, conditioned or delayed) by Parent and its counsel and tax advisors.

(b) As soon as reasonably practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling that (i) with respect to holders of Company Ordinary Shares, Company Options (other than Company 102 Options), Company Restricted Stock Awards that are non- Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempts Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifies that no such obligation exists, or (B) instructs Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares, Company Options (other than Company 102 Options), Company Restricted Stock Awards from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Ordinary Shares (other than Company 102 Shares), Company Options (other than Company 102 Options), Company Restricted Stock Awards that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (A) exempts Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifies that no such obligation exists, or (B) instructs Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares, Company Options (other than Company 102 Options), Company Restricted Stock Awards from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c) Without limiting the generality of Section 5.15(a) and Section 5.15(b), each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. In the event that the Interim Option Tax Ruling, the Options Tax Ruling or the Withholding Tax Ruling has not been received in accordance with the terms of this Section 5.15, Parent may make such payments and withhold any applicable Taxes in accordance with Article II.

Section 5.16 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts, in accordance with applicable rules and policies of the TASE and the LSE, to facilitate the commencement of the delisting of the Company and of the Company Ordinary Shares from the TASE and the LSE, in each case as promptly as practicable after the Effective Time.

Section 5.17 Takeover Laws. If any takeover statute becomes or is deemed to become applicable to the Company or the Merger or the other transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to take any and all actions within their respective control as are permitted under applicable Law and necessary to eliminate or, if it is not possible to eliminate, then to minimize the effects of such statutes on the foregoing.

Section 5.18 Transaction Litigation. Each of the Company and Parent shall give the other notice, as soon as reasonably practicable under the circumstances, of any shareholder Proceeding brought by any shareholder of the Company or Parent, as applicable, against the Company or Parent, as applicable, or their respective directors or executive officers in connection with the Merger or the other transactions contemplated by this Agreement. Subject to entry by the Company and Parent into a customary joint defense agreement with one another, the Company and Parent shall have the right to participate in the defense of any such Proceeding. The Company shall not settle or offer to settle any such Proceeding without the prior written consent Parent, such consent not to be unreasonably withheld, conditioned or delayed. Parent shall not settle or offer to settle any such Proceeding without the prior written consent the Company, if such settlement would reasonably be expected to prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 5.19 Resignations. Prior to the Effective Time, upon Parent’s written request, the Company shall use reasonable best efforts to cause any director of the Company to execute and deliver to the Company a letter effectuating his or her resignation as a director of the Company effective as of the Effective Time.

Section 5.20 Notification of Certain Matters. Subject to applicable Law, each of the Company and Parent shall give prompt notice to the other of (a) the occurrence or non-occurrence of any event that has resulted or would reasonably be expected to result in any condition set forth in Section 6.2 (in the case of the Company) and Section 6.3 (in the case of Parent) not being satisfied, and (b) any notice or other communication received from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent. Notwithstanding anything in this Agreement to the contrary, (i) no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder and (ii) failure to provide such notification under this Section 5.20 shall not, in and of itself, be deemed to implicate any of the conditions to the Closing under this Agreement.

Section 5.21 Closing Dividend. Prior to the Effective Time, the Company shall declare a dividend to its shareholders, the record date for which shall be the close of business on the last business day prior to the day on which the Effective Time occurs and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such dividend may be conditioned upon the occurrence of the Effective Time. The per share dividend amount payable by the Company pursuant to this Section 5.21 shall be an amount equal to the product of (a) the aggregate amount of cash dividends declared per share of Parent Common Stock with a record date occurring on or after the date of this Agreement and prior to the Effective Time, multiplied by (b) the Exchange Ratio.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:

(a) the Company shall have obtained the Company Shareholder Approval;

(b) the Parent Stock Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance;

(c) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order;

(d) (i) any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or early termination thereof shall have been granted and (ii) any authorization or consent from a Governmental Authority required to be obtained with respect to the Merger under any Antitrust Law as set forth on Section 6.1(d) of the Parent Disclosure Letter shall have been obtained or granted;

(e) fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub; and

(f) no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated by a Governmental Authority of competent jurisdiction after the date of this Agreement, in each case, that is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger.

Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver by Parent at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of the Company (i) contained in Section 3.2(a), Section 3.2(c) (only in respect of securities of the Company and other than clause (C) thereof), and Section 3.7(b) shall be true and correct in all respects (other than, in the case of Section 3.2(a) and Section 3.2(c), for any de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in Section 3.2(b) (other than the last sentence thereof), Section 3.3, Section 3.4, Section 3.24, Section 3.26 and Section 3.27 (together with the Sections of this Agreement referred to in the immediately preceding clause (i), the “Company Specified Representations”) shall be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein) in all material respects as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in Article III (other than the Company Specified Representations), shall be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except in the case of this clause (iii) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing; and

(c) Parent shall have received a certificate signed by an executive officer of the Company certifying, on behalf of the Company, as to the matters set forth in Section 6.2(a) and Section 6.2(b).

Section 6.3 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver by the Company at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of Parent and Merger Sub (i) contained in Section 4.2(a), Section 4.2(c) (only in respect of securities of Parent and other than clause (C) thereof) and Section 4.7(b) shall be true and correct in all respects (other than, in the case of Section 4.2(a) and Section 4.2(c), for any de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in Section 4.2(b), Section 4.3, Section 4.4 and Section 4.13 (together with the Sections of this Agreement referred to in the immediately preceding clause (i), the “Parent Specified Representations”) shall be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein) in all material respects as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in Article IV (other than the Parent Specified Representations), without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except in the case of this clause (iii) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing; and

(c) the Company shall have received a certificate signed by an executive officer of Parent certifying, on behalf of Parent, as to the matters set forth in Section 6.3(a) and Section 6.3(b).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before 5:00 p.m. (New York time) on February 7, 2019 (the “Termination Date”); provided, however, that if on the Termination Date at least one of the conditions set forth in Section 6.1(d) or Section 6.1(f) (as a result of any Antitrust Law or Order arising under any Antitrust Law) shall not have been satisfied, then, at the written election of Parent or the Company, the Termination Date may be extended to 5:00 p.m. (New York time) on May 7, 2019 (and in the case of such extension, any reference to the Termination Date in any other provision of this Agreement shall be a reference to the Termination Date, as extended); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if a breach by such party of any of its obligations under this Agreement has proximately caused the failure of the Closing to have occurred on or before the Termination Date;

(ii) any Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement or any Law shall have been enacted or promulgated by a Governmental Authority of competent jurisdiction after the date of this Agreement that, in each case, has the effect of permanently enjoining or otherwise permanently prohibiting the consummation of the Merger, and in the case of such an Order, such Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to a party if a breach by such party of its obligations under this Agreement has proximately caused the issuance of such Order or the enactment or promulgation of such Law; or

(iii) the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of (1) the Termination Date and (2) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in breach of any of its obligations under this Agreement so as to result in the failure of the condition set forth in Section 6.2(b); or

(ii) at any time prior to receipt of the Company Shareholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal as contemplated by Section 5.8(d); provided that prior to or concurrently with such termination, and as a condition to the effectiveness of such termination, the Company pays or causes to be paid to Parent the Company Termination Fee; or

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (1) the Termination Date and (2) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in breach of any of its obligations under this Agreement so as to result in the failure of the condition set forth in Section 6.3(b);

(ii) at any time prior to the receipt of the Company Shareholder Approval, if the Company shall have materially breached Section 5.8; or

(iii) at any time prior to the receipt of the Company Shareholder Approval, if (A) the Company Board shall have made a Company Adverse Recommendation Change or (B) at any time after a Company Acquisition Proposal is publicly announced or becomes generally known to the public, the Company shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after receipt of a written request from Parent to do so; provided that Parent shall not make such request more than one (1) time for any such Company Acquisition Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Company Superior Proposal that is publicly announced or becomes generally known to the public, Parent shall be entitled to make one (1) additional such request).

Section 7.2 Effect of Termination. In the event that this Agreement is terminated pursuant to Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of any party hereto; provided that no such termination shall relieve any party hereto of any liability or damages resulting from any intentional breach of its obligations under this Agreement prior to such termination or fraud, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity, including liability for damages determined taking into account all relevant factors, including the loss of benefit of the Merger to the party or its shareholders, any lost shareholder premium, any lost synergies and the time value of money; and provided, further, that the Confidentiality Agreement, the last sentence of Section 5.14(d), this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article VIII shall survive any termination of this Agreement. For purposes of this Agreement, “intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.

Section 7.3 Termination Fee and Expenses.

(a) In the event that:

(i) this Agreement is terminated by:

(A) (1) the Company pursuant to Section 7.1(b)(i) prior to receipt of the Company Shareholder Approval and (2) after the execution of this Agreement a Company Acquisition Proposal shall have been publicly disclosed or otherwise communicated to the Company Board and not withdrawn on a bona fide basis without qualification at least five (5) Business Days prior such termination;

(B) (1) either Parent or the Company pursuant to Section 7.1(b)(iii) and (2) after the execution of this Agreement a Company Acquisition Proposal shall have been publicly disclosed and not withdrawn on a bona fide basis without qualification at least five (5) Business Days prior to the Company Shareholders’ Meeting;

(C) (1) Parent pursuant to Section 7.1(d)(i) with respect to an intentional breach of a covenant and (2) after the execution of this Agreement and prior to the date of the intentional breach that gave rise to such right of termination a Company Acquisition Proposal shall have been publicly disclosed or otherwise communicated to the Company Board and not withdrawn on a bona fide basis without qualification at least five (5) Business Days prior to such termination; or

(D) (1) Parent pursuant to Section 7.1(d)(ii) prior to receipt of the Company Shareholder Approval and (2) after the execution of this Agreement a Company Acquisition Proposal shall have been publicly disclosed or otherwise communicated to the Company Board; and

in the case of each of (A), (B), (C) and (D), within twelve (12) months after such termination, any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal (provided that for purposes of this Section 7.3(a)(i), the references to “twenty percent (20%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(iii);

then, in any such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee.

(b) Any payment required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Parent, (i) in the case of Section 7.3(a)(i), immediately prior to or substantially concurrently with the entry into a definitive agreement with respect to (or, if earlier, the consummation of) any Company Acquisition Proposal, (ii) in the case of Section 7.3(a)(ii), immediately prior to or concurrently with such termination and (C) in the case of Section 7.3(a)(iii), within two (2) Business Days after the date of such termination. Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(c) Notwithstanding anything to the contrary set forth in this Agreement, except in the case of fraud, if Parent receives payment from the Company of the Company Termination Fee pursuant to Section 7.3(a), such payment (together with amounts owed, if any pursuant to Section 7.3(d)) shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Representatives or assignees (together with the Company, collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(d) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, the parties would not enter into this Agreement and (iii) the Company Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company fails to timely pay the Company Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of the Company Termination Fee set forth in this Section 7.3, the Company shall pay Parent its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 7.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Shareholder Approval; provided that after the Company Shareholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company, without such further approval; provided, further, that no amendment of this Section 7.4, clause (c) of Section 8.8, the last sentence of Section 8.9, Section 8.11(c), Section 8.12 and Section 8.15 (or any provision of this Agreement to the extent an amendment or modification of such provision would modify the substance of any of the foregoing provisions) that is materially adverse to any Financing Source shall be effective without the written consent of the Lenders; provided, further, that at or after the Effective Time this Agreement may not be amended.

Section 7.5 Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival. The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance or compliance after the Effective Time.

Section 8.2 Expenses. Except as expressly set forth herein (including Section 5.6, Section 5.14(d) and Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

Section 8.3 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to Parent or Merger Sub, to:

International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

Phone:	(212) 708-7243
Email:	anne.chwat@iff.com
Attention:	Anne Chwat, General Counsel

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Phone:	(212) 225-2000
Email:	caustin@cgsh.com
boreilly@cgsh.com
Attention:	Christopher E. Austin
Benet J. O’Reilly

and

Gornitzky & Co.

45 Rothschild Boulevard

Tel-Aviv 6578403

Israel

Phone:	+972-3-710-9191
Email:	friedland@gornitzky.com
Attention:	Chaim Friedland, Adv.

if to the Company, to:

Frutarom Industries Ltd.

25 Hashaish Street

Haifa, Israel 26110

Email:	amelamed@frutarom.com
Attention:	Adi Melamed

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Phone:	(212) 403-1000
Email:	aoemmerich@wlrk.com
ejlee@wlrk.com
Attention:	Adam O. Emmerich
Edward J. Lee

and

Naschitz, Brandes, Amir & Co.

5 Tuval Street

Tel Aviv 6789717

Israel

Phone:	+972-3-623-5022
Email:	samir@nblaw.com
Attention:	Sharon A. Amir, Adv.

or to such other address or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 8.3.

Section 8.4 Interpretation; Certain Definitions; Currency.

(a) The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to May 7, 2018, unless the context requires otherwise. Any Law or agreement defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such Law or agreement as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute or agreement shall be deemed to refer to such statute or agreement, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(c) All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement except as expressly provided otherwise herein. All references to “NIS” in this Agreement refer to New Israeli Shekels.

Section 8.5 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 8.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 8.6 shall be null and void.

Section 8.7 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter

and the Parent Disclosure Letter, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.8 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided that it is specifically intended that (a) the D&O Indemnified Parties (solely with respect to Section 5.9 and this Section 8.8 from and after the Effective Time), (b) from and after the Effective Time, the holders of Company Ordinary Shares and Company Equity Awards (solely with respect to Article II and the payment of any dividend declared in accordance with Section 5.21) and (c) the Financing Sources (solely with respect to the proviso to Section 7.4, this clause (c) of this Section 8.8, the last sentence of Section 8.9, Section 8.11(c), Section 8.12 and Section 8.15), are each intended third-party beneficiaries hereof.

Section 8.9 Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state without regard to the conflicts of law provisions thereof, except that (i) the internal affairs of the corporations party hereto that are organized and existing under the ICL and (ii) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the ICL shall be governed by the ICL. Notwithstanding the foregoing, except to the extent relating to the interpretation of any provisions in this Agreement (including those provisions of, and references to, this Agreement that are referred to, or incorporated by reference in, the Commitment Letter), the parties hereto agree that any Proceeding of any kind or nature, whether at law or equity, in contract or in tort, to which the Financing Sources are a party in connection with this Agreement or any of the transactions contemplated hereby or that may be based upon, arise out of or relate to the Commitment Letter or the Financing (including the transactions contemplated thereby) shall be governed by and construed in accordance with the Law of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause application of the Law of any jurisdiction other than the State of New York, except to the extent otherwise provided in the Commitment Letter or any Definitive Agreement.

Section 8.10 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) agrees that any such legal claim or Proceeding shall be brought, tried and determined only in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court declines to accept jurisdiction over a particular matter, in any state or federal court located within the State of Delaware, (ii) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court declines to accept jurisdiction over a particular matter, in any state or federal court located within the State of Delaware, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iv) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (v) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub and the Company agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.3 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

(c) Notwithstanding anything to the contrary in this Agreement (including this Section 8.11), each party agrees that it will not bring or support, or permit any of their controlled Affiliates to bring or support, any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or the Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

Section 8.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING RELATING TO THE FINANCING OR INVOLVING A FINANCING SOURCE.

Section 8.13 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission (including in pdf or other scan format) shall be as effective as delivery of a manually signed counterpart of this Agreement and shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.14 Certificates. In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent, Merger Sub and the Company are acting in their capacities as such and are not assuming personal liability in connection therewith.

Section 8.15 Liability of Financing Sources. Notwithstanding anything to the contrary contained herein, no Financing Source shall have any liability (whether at law, in equity, in contract, in tort or otherwise) to the Company or any Affiliate of the Company in connection with this Agreement or the Financing, whether at law, or equity, in contract, in tort or otherwise, and none of the Company nor any Person that is an Affiliate of the Company shall have any rights or claims against any Financing Sources hereunder. This Section 8.15 shall not impair, limit or affect any claims or causes of action related to agreements entered into with the Financing Sources by the parties thereto.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Richard O’Leary
	Name:	Richard O’Leary
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Merger Agreement]

ICON NEWCO LTD.

By:	/s/ Richard O’Leary
Name: Richard O’Leary
Title: Authorized Signatory

[Signature Page to Merger Agreement]

FRUTAROM INDUSTRIES LTD.

By:	/s/ Ori Yehudai
Name: Ori Yehudai
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

APPENDIX A

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares.

“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or a day on which all banking institutions in New York, New York, or Israel are authorized or obligated by Law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” shall mean a proposal or offer from any Person (other than Parent, Merger Sub or their respective Subsidiaries or Representatives) providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s direct or indirect shareholders immediately prior to such transaction) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company immediately following such transaction, (ii) sale or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) and/or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any related combination of the foregoing.

“Company Benefit Plan” shall mean each employee benefit plan, program, policy, practice, Contract or other agreement or arrangement providing for employment, compensation, severance, pension arrangement, profit-sharing, provident fund (Keren Hishtalmut), termination pay, deferred compensation, retirement benefits, performance awards, bonus, stock or stock-related awards or other equity based benefit, health, welfare, disability, insurance, vacation, options, retention, change of control, golden parachute, education or tuition assistance, fringe benefits, perquisites or other benefits or remuneration maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or could otherwise reasonably be expected to have any liability, in each case, excluding plans or other arrangements sponsored or maintained solely by any Governmental Authority.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent in connection with the execution of this Agreement.

“Company Equity Awards” shall mean the Company Options and the Company Restricted Stock Awards.

“Company Equity Plan” shall mean the Option Plan 2010 and the Option Plan 2012, as amended from time to time, and any other equity or equity-based plan, program, or arrangement of the Company or any of its Subsidiaries or any predecessor thereof.

“Company Intervening Event” shall mean any event, occurrence or circumstance that was not known or reasonably foreseeable to the Company Board or the Chief Executive Officer of the Company on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board or the Chief Executive Officer of the Company on the date of this Agreement), which event, occurrence or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Shareholder Approval; provided that no Company Acquisition Proposal shall constitute a Company Intervening Event.

“Company Leased Real Property” shall mean any real property which the Company or any of its Subsidiaries leases, subleases, licenses an interest in real property from any other Person or otherwise occupies pursuant to a similar occupancy agreement (whether as a tenant, subtenant or pursuant to other occupancy arrangements).

“Company Material Adverse Effect” shall mean any event, occurrence, effect, development or change that has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Company Material Adverse Effect shall have occurred or is reasonably expected to occur: (i) changes in general economic, financial market, regulatory, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates; (ii) general changes or developments in any of the industries or markets or geographic regions in which the Company or any of its Subsidiaries operate; (iii) changes in any applicable Laws or accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s securities or other financial instruments or change in the Company’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (v) any failure, in and of itself, by the Company to meet its internal or published projections, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any published analyst or other third-party estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, weather-related events, fires, natural disasters or any other acts of God; (vii) any action taken or not taken as expressly required by this Agreement (other than Section 5.1(A)) or at the express written request of, or with the express written consent of, Parent or any of its Representatives; or (viii) the identity of Parent or any of its Affiliates, the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including any effect on any of the Company’s or any of its Subsidiaries’ relationships with their respective customers, suppliers, employees or other third parties) (provided that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby); provided, further, that the exceptions in clauses (i) through (iii) and clause (vi) shall not apply to the extent the events, occurrences, effects, developments or changes set forth in such clauses have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries operate, in which case only the extent of such disproportionate impacts (if any) shall be taken into account when determining a “Company Material Adverse Effect.”

“Company Owned Intellectual Property Rights” shall mean any Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Owned Real Property” shall mean any material real property owned by the Company or any of its Subsidiaries.

“Company Recommendation” shall mean the recommendation of the Company Board that the shareholders of the Company approve this Agreement and the Merger.

“Company Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (provided that, for purposes of this definition, references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”), which the Company Board determines in good faith would result in a transaction (i) that, if consummated, is more favorable to the Company’s shareholders from a financial point of view than the Merger (taking into account at the time of determination all relevant circumstances the Company Board deems proper, including the various legal, financial and regulatory aspects of such proposal, all the terms and conditions of such proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation) and this Agreement, and any changes to the terms of this Agreement irrevocably offered by Parent in writing in response to such Company Acquisition Proposal), and (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Company Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such proposal.

“Company Termination Fee” shall mean $191 million.

“Compliant” means, with respect to the Required Information, (i) the Required Information, when taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, required to be stated therein or necessary in order to make such Required Information, when taken as a whole and in light of the circumstances under which the statements contained in the Required Information are made, not materially misleading, (ii) such Required Information meets the requirements of Regulation S-X under the Securities Act and all other accounting rules and regulations of the SEC promulgated thereunder applicable to a registration statement under the Securities Act on Form S-3 and (iii) the financial statements and other financial information contained in the Required Information are sufficient to permit the Financing Sources to receive customary comfort letters (including “negative assurance” comfort) from the Company’s independent accountants with respect to such Required Information, which such independent accountants have indicated that they are willing to issue upon any pricing and closing of a securities offering.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated March 15, 2018, between Parent and the Company.

“Contract” shall mean any binding oral or written contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, license, indenture, note, bond, loan, commitment, guarantee, letter of intent, franchise, understanding, arrangement, instrument or other agreement.

“Control” shall mean the possession, directly or indirectly, of (a) the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise, or (b) (i) 50% or more of the voting rights in a Person, or (ii) the right to appoint 50% or more of the members of such Person’s board of directors (or similar governing body). The terms “Controlling” and “Controlled by” shall have correlative meanings.

“Covered Employees” shall mean employees of the Company or any of its Subsidiaries immediately prior to the Effective Time.

“Credit Agreements” means (x) the Contracts listed on Section 3.5(a) of the Company Disclosure Letter and (y) any additional Contracts listed on Section 3.14(a)(iv) of the Company Disclosure Letter which Parent notifies the Company are contemplated to be repaid or terminated on the Closing Date.

“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of the environment, natural resources or, as it relates to exposure to Hazardous Materials, human health and safety, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, disposal, presence, exposure, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), the Israeli Clean Air Law, 5768-2008, Prevention of the Sea from Land Sources, 5748-1988, and Hazardous Substances Law, 5753-1993 and any other similar foreign, state and local Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Financing” shall mean the Bridge Financing and any financing obtained by Parent through the offering, issuance or sale of any debt, equity or equity-linked securities in the capital markets or term loans, or any combination thereof, in each case in replacement or in lieu of all or any portion of the Bridge Financing in accordance with the terms of Section 5.14(b) or Section 5.14(c)for the purposes of funding the Merger Amounts.

“Financing Sources” shall mean any agent, arranger, lender, underwriter, initial purchaser, placement agent or other entity that has committed to provide, arrange, underwrite or place, or has entered into definitive agreements related to, the Financing, including the Lenders and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their respective officers, directors, employees, agents, representatives and their respective successors or permitted assigns, in each case solely in their respective capacities as such. For the avoidance of doubt, neither Parent nor any of its Affiliates nor any of its or their respective officers, directors, employees, trustees, shareholders, controlling persons or successors shall be considered a Financing Source.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any federal, state, local, domestic, foreign or supranational government, or any governmental, regulatory, judicial or administrative authority, agency, commission or taxing authority.

“Government Grant” shall mean any grant, loan, funding, subsidy, award, participation, cost-sharing arrangement or other benefit or relief or privilege provided, granted or made available by any Governmental Authority to the Company, including by or on behalf of or under the authority of the OCS, the Israeli Investment Center or the BIRD Foundation and other bi- or multi-national grant program, framework or foundation.

“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste, the environment or natural resources or (ii) can form the basis of any liability under any Law relating to pollution, waste or the environment, or natural resources, including asbestos and asbestos-containing materials and polychlrinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IFRS” shall mean the International Financial Reporting Standards.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any Contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices, (iv) any capitalized lease obligations, (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (vi) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“Innovation Law” shall mean the Israeli Encouragement of Industrial Research, Development and Innovation Law, 5744-1984.

“IRS” shall mean the United States Internal Revenue Service.

“ISA” shall mean the Israeli Securities Authority.

“ISL” shall mean the Securities Law, 5728-1968, of the State of Israel, and the rules and regulations thereunder.

“Israeli Investment Center” shall mean the Authority for Investment and Development of Industry and the Economy (formerly known as the Investment Center) of the State of Israel.

“IT Assets” shall mean computers, computer software, firmware, middleware, hardware, servers, data and databases, devices, workstations, routers, hubs, switches, networks, data communications lines and other information technology equipment or systems.

“Knowledge” shall mean the actual knowledge of the officers of the Company set forth on Appendix A of the Company Disclosure Letter, or the officers of Parent set forth on Appendix A of the Parent Disclosure Letter, as applicable.

“Labor Agreement” shall mean (i) any collective bargaining agreement or (ii) any other labor-related agreement, arrangement or understanding (other than agreements, arrangements or understandings, the terms of which are set forth by applicable Law) in each case, between the Company or any of its Subsidiaries, on the one hand, and a labor or trade union, labor organization or works council on the other hand.

“Law” shall mean any domestic, federal, state, municipal, local, national, supranational, European Union, or foreign statute or law (whether statutory or common law), constitution, code,

ordinance, rule, regulation, order, writ, judgment, decree, binding directive (including those of any applicable self-regulatory organization), constitution, treaty, ruling, code, arbitration award, agency requirement or any other enforceable requirement of any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests, easements, options, hypothecations, conditional sales agreements, adverse claims of ownership or use, title defects, right of way or charges of any kind, in each case other than any restrictions arising out of any securities Laws.

“LSE” shall mean the London Stock Exchange.

“NYSE” shall mean the New York Stock Exchange.

“OCS” shall mean the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry of the State of Israel.

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Innovation Law, which shall be submitted by the Company at any time following the date hereof but not later than the Closing.

“Order” shall mean any decree, order, judgment, ruling, injunction, assessment, writ, stipulation, award, temporary restraining order or other order in any Proceeding promulgated, enforced or entered into by any Governmental Authority.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961.

“Parent Benefit Plan” shall mean any employee benefit plan or compensation plan maintained by Parent or any of its Subsidiaries.

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company in connection with the execution of this Agreement.

“Parent Equity Awards” shall mean any compensatory options to purchase Parent Common Stock, compensatory stock appreciation rights relating to Parent Common Stock, compensatory restricted stock awards relating to Parent Common Stock, compensatory restricted stock unit awards relating to Parent Common Stock, compensatory performance shares relating to Parent Common Stock and compensatory deferred stock units relating to Parent Common Stock.

“Parent Material Adverse Effect” shall mean any state of event, occurrence, effect, development or change that has a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Parent Material Adverse Effect shall have occurred or is reasonably expected to occur: (i) changes in general economic, financial market, regulatory, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates; (ii) general changes or developments in any of the industries or markets or geographic regions in which Parent or any of its Subsidiaries operate; (iii) changes in any applicable Laws or accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s securities or other financial instruments or change in Parent’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred); (v) any failure, in and of itself, by Parent to meet its internal or published projections, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, weather-related events, fires, natural disasters or any other acts of God; (vii) any action taken or not taken as expressly required by this Agreement (other than Section 5.2(A)) or at the express written request of, or with the express written consent of, the Company or any of its Representatives; or (viii) the identity of the Company or any of its Affiliates, the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including any effect on any of Parent’s or any of its Subsidiaries’ relationships with their respective customers, suppliers, employees or other third parties) (provided that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby); provided, further, that the exceptions in clauses (i) through (iii) and clause (vi) shall not apply to the extent the events, occurrences, effects, developments or changes set forth in such clauses have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate, in which case only the extent of such disproportionate impacts (if any) shall be taken into account when determining a “Parent Material Adverse Effect”.

“Parent Organizational Documents” shall mean, as applicable, (a) the certificate of incorporation and bylaws or (b) the articles of association, each as amended as of the date of this Agreement, of each of Parent and Merger Sub.

“Parent Stock Price” shall mean the average of the VWAPs of Parent Common Stock on each of the ten (10) Trading Days ending immediately prior to the Closing Date.

“Payoff Letters” shall have the meaning set forth in Section 5.14(g).

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with IFRS or GAAP, as applicable, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens (x) arising or incurred in the ordinary course of business, and (y) which are not, individually or in the aggregate, material to the operation of the business of the Company or Parent (as applicable) and its Subsidiaries, taken as a whole, (iii) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes and other land-use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and that are not violated in any material respect by the current use and operation of such leased real property or the operation of the business of the Company and its Subsidiaries, or Parent and its Subsidiaries, as applicable, (v) with respect to real estate, Liens or other imperfections of title, if any, that do not, individually or in the aggregate, materially affect the continued ownership, rights to, use and/or operation (as applicable) of the applicable property in the conduct of business of a Person and its Subsidiaries as currently conducted, (vi) in the case of Intellectual Property Rights, non-exclusive licenses to customers or suppliers in their capacities as such in the ordinary course of business and (vii) such other Liens which would not, individually or in the aggregate, materially interfere with the operation of the business of the Company and its Subsidiaries, or Parent and its Subsidiaries, as applicable, as currently conducted or detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Proceedings” shall mean legal, administrative, arbitral or other proceedings, suits, actions, hearings or litigations.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials.

“Representatives” shall mean, with respect to any Person, such Person’s Controlled Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other agents, advisors and representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“TASE” shall mean Tel Aviv Stock Exchange.

“Tax” or “Taxes” shall mean any and all Israeli, U.S. federal, state, local and foreign taxes, fees, levies, duties, tariffs, imposts, escheat, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes.

“Tax Returns” shall mean returns, reports, declarations, claims for refund and information statements, including any schedule, form or attachment thereto, with respect to Taxes filed or required to be filed with the IRS, the ITA or any other Governmental Authority.

“Trading Day” shall mean any day on which the NYSE is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. New York City time.

“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made to any Company Shareholder, 102 Trustee, holders of Company Option, holders of Company Restricted Stock Awards, and the Exchange Agent pursuant to this Agreement, stating that no withholding, or reduced withholding, of Tax is required under Israeli law with respect to such payment or providing other instructions regarding such payment or withholding (including transfer of the withholding Tax amount to a trustee). For purposes hereof, the Withholding Tax Ruling and the Options Tax Ruling (and the Interim Option Tax Ruling, if applicable) will be considered a Valid Tax Certificate; provided that they include such instructions, and provided, further that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

“VWAP” shall mean, for any Trading Day, the volume-weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent).